                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-29493

PROSPECTUS


[LOGO OF CORTEX APPEARS HERE]

                                 CORTEX PHARMACEUTICALS, INC.


                                      963,388 Shares of Common Stock
                                      (Par Value $0.001 Per Share)


     The stockholders listed in this Prospectus under the section entitled "Selling Stockholders" may offer and sell a total of 963,388 shares of our company's common stock, par value $0.001 per share (the "Common Stock"), which they own or have the right to acquire from time to time. The shares of Common Stock included in this offering consist of shares of Common Stock issuable upon exercise of warrants.

                             --------------------

      The Selling Stockholders may sell the shares of Common Stock described in this Prospectus in public or private transactions, on or off the OTC Bulletin Board, at prevailing market prices, or at privately negotiated prices. The Selling Stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders. We will not receive any proceeds from the Selling Stockholders' sale of the shares of Common Stock. More information is provided in the section titled "Plan of Distribution."

                             --------------------

      Our Common Stock is currently traded on the OTC Bulletin Board under the symbol "CORX."
                             ---------------------

     Investing in the Common Stock involves a high degree of risk. See "Risk Factors" beginning on page 5 of this Prospectus.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------


               The date of this Prospectus is February 10, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We "incorporate by reference" into this Prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus and information that we file subsequently with the SEC will automatically update this Prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K, as amended, for the year ended June 30, 1999; and

     -  Quarterly Report on Form 10-Q for the quarter ended September 30,
        1999.


     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                    Investor Relations
                    Cortex Pharmaceuticals, Inc.
                    15241 Barranca Parkway
                    Irvine, California  92618
                    (949) 727-3157

     This Prospectus constitutes part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document.


                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's capital needs, drug development programs, clinical trials, receipt of regulatory approval, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth under the section entitled "Risk Factors" and elsewhere in this Prospectus. You should carefully read the factors set forth in the section entitled "Risk Factors" and other cautionary statements made in this Prospectus and understand that those factors and statements are applicable to all related forward-looking statements wherever they appear in this Prospectus.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the Common Stock. You should read the entire prospectus carefully.

Cortex Pharmaceuticals, Inc.

     We are a biopharmaceutical company located in Irvine, California. Our goal is to develop proprietary drugs designed to treat neurodegenerative diseases and other neurological and psychiatric disorders. We were formed in Delaware in 1987 and since that date, we have devoted our resources to research and development activities relating to several products that are at various developmental stages. We have several license agreements with various research institutions, which own approved and pending patents covering certain drugs and therapeutic technologies.

     Since 1993, we have focused our research and development on the AMPA receptor, a complex of proteins that is involved in most "excitatory" communication between nerve cells in the human brain. We are developing several chemical compounds, known as Ampakines(R), to enhance the activity of the AMPA receptor. We believe that Ampakines may effectively treat deficiencies brought on by a variety of diseases and disorders. In October 1994, we initiated human safety studies with CX516 (Ampalex(R)). CX516 is a drug that has shown potential for treating deficits of memory and cognition. These studies have involved healthy young adult and elderly volunteers and, more recently, patients with Alzheimer's disease and with schizophrenia. We are also investigating the use of Ampakines to treat other disorders, such as depression.


     We believe that the quality of our science and technology provides us with an advantage over our competitors in the discovery of innovative pharmaceuticals. We do not, however, have the resources or expertise for later-stage clinical development, manufacturing and worldwide marketing. Our commercial development plans therefore involve partnering with larger pharmaceutical companies for later-stage clinical testing, manufacturing and global marketing of our proposed products. If we are successful in the pursuit of this business strategy, we should be able to cover our costs over the next few years, to maintain our focus on the research and development of innovative pharmaceuticals and to eventually participate directly in the commercial development of our products in the United States. Currently, we are seeking collaborative or licensing arrangements with larger pharmaceutical companies that will permit our proprietary products to complete clinical development and that will provide access to the clinical trials management, manufacturing and marketing expertise of those companies.


     In January 1999, we entered an exclusive license agreement with NV Organon ("Organon") of the Netherlands. In return for an upfront payment, we issued Organon a license to develop and commercialize our proprietary Ampakine technology for the treatment of schizophrenia. We also issued Organon a license to explore the use of our Ampakines as a treatment for depression. We are entitled to receive up to $3,000,000 per year for two years from the agreement date, as long as we provide the agreed-upon levels of research. Additionally, we are entitled to receive milestone payments and royalty payments on any worldwide sales by Organon.


     Our offices and laboratories are located at 15241 Barranca Parkway, Irvine, California, 92618 and our telephone number is (949) 727-3157.

     We hold registered trademarks on the names Ampalex and Ampakine. This Prospectus also includes registered trademarks of other companies.


Risk Factors

An investment in the shares of Common Stock being offered by the Selling Stockholders is very risky. Information regarding the risks involved is provided in the section titled "Risk Factors."

Selected Financial Information

The following table depicts selected financial information concerning our business and operations and should be read in conjunction with the more detailed financial statements (including the notes thereto) appearing elsewhere in this Prospectus.


Statements of Operations Data:

                                                             Period from                                        Period from
                                                               inception                                          inception
                                                           (February 10,                                      (February 10,
                                   Three months ended      1987) through                                       1987 through
                                      September 30,         September 30,          Years ended June 30,            June 30,
                                   1999           1998               1999           1999            1998               1999
                               --------------------------    ------------       ---------------------------    ------------
Total revenues                 $   834,556    $         -    $  7,810,680       $ 3,151,407     $   130,000    $  6,976,124
Total operating expenses         1,119,180      1,193,974      46,825,601         4,781,334       5,591,835      45,706,421
                               -----------   -------------    -----------       -----------     -----------    ------------
Loss from operations              (284,624)    (1,193,974)    (39,014,921)       (1,629,927)     (5,461,835)    (38,730,297)
Interest income, net                (6,559)         7,616       1,694,724             8,477         203,875       1,701,283
                               -----------    -----------    ------------       -----------     -----------    ------------
Net loss                       $  (291,183)   $(1,186,358)   $(37,320,197)      $(1,621,450)    $(5,257,960)   $(37,029,014)
                               ===========    ===========    ============       ===========     ===========    ============
Weighted average common
   shares outstanding           15,522,252     10,237,126                        13,407,945       9,575,663
                               ===========     ==========                       ===========     ===========
Net loss per share             $     (0.02)    $    (0.12)                      $     (0.12)    $     (0.55)
                               ===========    ===========                       ===========     ===========


Balance Sheet Data:

                                                                                             June 30,
                                                                                 -----------------------------
                                                           September 30, 1999        1999            1998
                                                           -------------------   -------------   -------------

     Total current assets                                       $     320,772    $    970,314    $  2,195,574

     Total assets                                                     856,887       1,549,021       2,874,846

     Total current liabilities                                      1,308,098       1,712,350         497,297

     Deficit accumulated during the development stage             (39,352,036)    (39,060,853)    (37,439,403)

     Total stockholders' equity                                 $    (451,211)   $   (163,329)   $ (1,031,154)

     Common shares outstanding                                     15,528,182      15,519,382      10,237,126


                                  RISK FACTORS

     Investing in the Common Stock being offered by the Selling Stockholders is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to the other information contained in this Prospectus before making an investment decision.

Need for Additional Funds.

     Without further injections of capital, we anticipate that we have sufficient funds to maintain our operations into May 2000. We will require additional funds to continue our operations beyond that time. We cannot say with any amount of certainty that we will be able to obtain the additional needed funds on reasonable terms, or at all. If we decide to raise additional funds by issuing more of our securities, stockholders at the time of issuance will experience a dilution to the value of their securities.

     We anticipate receiving the first milestone from our agreement with Organon during fiscal 2000. If we receive this milestone payment in or before May 2000, we expect that we may sustain operations through December 2000. We cannot give any assurance that the Company will receive the milestone during this timeframe, or at all.

     If we are unable to obtain additional funds, we could lose our key employees and could be required to abandon one or more of our product development programs. In addition, we may be unable to meet our research spending obligations under existing licensing agreements and may be unable to continue our business operations.


     In addition to our agreement with Organon, we are presently seeking collaborative or other arrangements with larger pharmaceutical companies to provide for both our immediate and longer-term funding requirements. These agreements would potentially provide us with additional funds in exchange for exclusive or non-exclusive license or other rights to the technologies and products that we are currently developing. Competition between biopharmaceutical companies for these types of arrangements is intense. Although we have been engaged in discussions with candidate companies for some time, we cannot give any assurance that these discussions will result in an agreement or agreements in a timely manner, or at all. Additionally, we cannot assure you that any resulting agreement will generate sufficient revenues to offset our operating expenses and longer-term funding requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."




Reliance on N.V. Organon

     We are dependent on future payments from Organon to continue the development and commercialization of our Ampakine technology. Under the agreement with Organon that we entered into in January 1999, we share the research efforts. Organon has primary responsibility for developing and commercializing Ampakines for use in the treatment of schizophrenia, with an option to extend the rights to the treatment of depression. The agreement provides for an up-front payment by Organon of $2,000,000 and research support payments of up to $3,000,000 per year for two years (subject to us providing agreed-upon levels of research). The agreement also includes milestone payments, plus royalty payments on a worldwide basis. Under the terms of the agreement, Organon has the right at any time to terminate the agreement upon four months' prior notice. In addition, Organon has the right to terminate the research and development related to the agreement upon 30 days' prior notice in the event that we materially breach the agreement and do not cure the breach within 60 days of receipt of a notice of breach from Organon. If Organon were to discontinue its financial support, we might not be able to continue the development of our Ampakine technology, and our financial condition would be seriously impaired. See "Business;" "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Development Stage Company; History of Losses.

     We are considered a "development stage" company because, since our formation on February 10, 1987 through September 30, 1999, we have generated only modest operating revenues and we have incurred net losses aggregating $37,320,197. As of September 30, 1999, we had an accumulated deficit of $39,352,036. We will require substantial additional funds to advance our research and development programs, particularly if we decide to independently conduct later-stage clinical testing and apply for regulatory approval of any of our proposed products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Dependence on Strategic Alliances and Third Parties for Clinical Testing, Manufacturing and Marketing.

     We do not have the resources, and do not presently intend, to conduct later-stage human clinical trials or to manufacture our proposed products. We are therefore seeking larger pharmaceutical company partners to conduct such activities for most or all of our proposed products. In connection with our efforts to secure additional corporate partners, we will seek to retain certain co-promotional rights to our proposed products. These co-promotional rights will allow us to market our products to selected medical specialists while our corporate partner markets our products to the general medical market. We cannot assure you that we will be able to enter into any partnering arrangements on this or any other basis. In addition, we cannot assure you that we, or our prospective corporate partners, can successfully introduce our proposed products. We also face the risks that our products will be rejected by patients, health care providers or insurance companies, or that our products cannot be manufactured and marketed at prices that would permit us to operate profitably. See "Business."

Technological Uncertainty; Early Stage of Product Development; No Assurance of Regulatory Approvals.

     We cannot assure you that our research and development activities will enable us to produce any products able to withstand competition. Our development of each product is subject to the risks of failure commonly experienced in the development of products based upon innovative technologies and the expense and difficulty of obtaining approvals from regulatory agencies. All of our proposed products are in the preclinical or early clinical stage of development and will require significant additional funding for research, development and clinical testing before we are able to submit them to any of the regulatory agencies for clearances for commercial use. We cannot assure you that we will be able to license any technologies or proposed products or to complete successfully any of our research and development activities. Even if we do complete them, we cannot assure you that we will be able to market successfully any of the products or that we will be able to obtain the necessary regulatory approvals or that customers will like our products. We also face the risk that any or all of our products will not work as intended or that they will be toxic, or that, even if they do work and are safe, that our products will be uneconomical to manufacture and market on a large scale. We also face the risk that the rights of other persons or entities will stop us from marketing any of our products or that other persons or entities might develop and market a superior or equivalent product. Due to the extended testing and regulatory review process required before we can obtain marketing clearance, we do not expect to be able to commercialize any therapeutic drug for at least five years, either directly or through our corporate partners or licensees. See "Business."

Limited Proprietary Rights; Uncertainty Associated With Patent Protection.

     Under our agreements with the Regents of the University of California, we have exclusive rights to our Ampakine compounds for specified applications. These rights are secured by patents or patent applications owned wholly by others or by others as co-owners with us. Our existing agreements require us to make certain minimum annual payments, meet certain milestones or diligently seek to commercialize the underlying technology. Our failure to meet any of these requirements could allow the other party to terminate that particular agreement.

     Our success will depend, in part, on our ability to get patent protection for our products and processes in the United States and elsewhere. We have filed and intend to continue to file patent applications as we need them. We cannot assure you, however, that any additional patents will issue from any of these applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. Also, we cannot assure you that any patents issued to us or licensed by us can withstand challenges made by others or that we will be able to protect our rights.

     If we are unable to obtain sufficient protection of our proprietary rights in our products or processes prior to or after obtaining regulatory clearances, our competitors may be able to obtain regulatory clearance and market competing products by demonstrating the equivalency of their products to our products. If they are successful at demonstrating the equivalency between the products, our competitors would not have to conduct the same lengthy clinical tests that we have conducted.

     We also rely on trade secrets and confidential information that we try to protect by entering into confidentiality agreements with other parties. We cannot assure you that any of the confidentiality agreements will be honored, or, if breached, that we would have enough remedies to protect the confidential information. Further, we cannot assure you that our competitors will not independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information independently developed by them or by others to our projects, disputes may arise regarding the proprietary rights to such information. We cannot assure you that such disputes will be resolved in favor of the Company. See "Business -- Patents and Proprietary Rights."

Shares Eligible for Future Sale; Dilution.

     If all outstanding warrants and options are exercised prior to their expiration, approximately 2.5 million additional shares of Common Stock could become freely tradable without restriction. An aggregate of 11,025 shares of Common Stock are issuable upon conversion of currently outstanding 9% Preferred Stock and Series B Preferred Stock. On issuance such shares will be freely tradable. All shares of Common Stock issuable upon exercise of the outstanding warrants will be freely tradable under the Registration Statement of which this Prospectus is part. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock. See "Description of Securities."

Intense Competition.

     Our business is characterized by intensive research efforts. Our competitors include many companies, research institutes and universities that are working in a number of pharmaceutical or biotechnology disciplines to develop therapeutic products similar to those we are currently investigating. Most of these competitors have substantially greater financial, technical, manufacturing, marketing, distribution and/or other resources than us. In addition, many of our competitors have experience in performing human clinical trials of new or improved therapeutic products and obtaining approvals from the FDA and other regulatory agencies. We have no experience in conducting and managing later-stage clinical testing or in preparing applications necessary to obtain regulatory approvals. Accordingly, it is possible that our competitors may succeed in developing products that are safer or more effective than those that we are developing and may obtain FDA approvals for their products faster than we can. We expect that competition in this field will continue to intensify. See "Business--Competition."

Dependence Upon Key Personnel.

     We are highly dependent upon key management and technical personnel. Competition for qualified employees among pharmaceutical and biotechnology companies is intense. The loss of any of our key management or technical personnel, or our inability to attract, retain and motivate the additional highly-skilled employees and consultants that our business requires, could substantially hurt our business and prospects. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees when we need them. See "Business" and "Management."

Dependence on Relationships with Consultants and the University of California, Irvine.

     We depend upon our relationships with a number of academic consultants, particularly Drs. Carl W. Cotman and Gary S. Lynch of the University of California, Irvine ("UCI"). Drs. Cotman and Lynch play a role in guiding our internal research. In addition, we sponsor preclinical research in Dr Lynch's laboratories at UCI that is part of our product development and corporate partnering profile. If our relationships with Dr. Lynch or UCI are disrupted, our AMPA receptor research program could be adversely affected. We cannot assure you that we would be able to conduct the sponsored research internally at reasonable cost, or at all. Our agreements with our consultants, including those with Drs. Cotman and Lynch, are generally terminable by the consultant on short notice. See "Management."

Government Regulation.

     The FDA and other similar agencies in foreign countries have substantial requirements for therapeutic products. Such requirements often involve lengthy and detailed laboratory, clinical and post-clinical testing procedures. It often takes companies many years to satisfy these requirements, depending on the complexity and novelty of the product. The review process is also extensive which may delay the approval process even more. As yet, we have not obtained any approvals to market our products. Further, we cannot assure you that the FDA or other regulatory agency will grant us approval for any of our products on a timely basis, if at all. Even if regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market. See "Business--Government Regulation."


Lack of Listing on an Exchange or on the Nasdaq System; Restrictions on Our
Stock

     Our Common Stock is not listed on any exchange or on the Nasdaq System. Our Common Stock is reported on the OTC Bulletin Board. Because our shares are not listed on any exchange or on the Nasdaq System, they are subject to the regulations regarding trading in "penny stocks," which are those securities trading for less than $5.00 per share. The following is a list of the restrictions on the sale of penny stocks:

     . Prior to the sale of penny stock by a broker-dealer to a new purchaser, the broker-dealer must determine whether the purchaser is suitable to invest in penny stocks. To make that determination, a broker-dealer must obtain, from a prospective investor, information regarding the purchaser's financial condition and investment experience and objectives. Subsequently, the broker-dealer must deliver to the purchaser a written statement setting forth the basis of the suitability finding.

     . A broker-dealer must obtain from the purchaser a written agreement to purchase the securities. This agreement must be obtained for every purchase until the purchaser becomes an "established customer."

     . The Exchange Act requires that prior to effecting any transaction in any penny stock, a broker-dealer must provide the purchaser with a "risk disclosure document" that contains, among other things, a description of the penny stock market and how it functions and the risks associated with such investment. These disclosure rules are applicable to both purchases and sales by investors.

     . A dealer that sells penny stock must send to the purchaser, within ten days after the end of each calendar month, a written account statement including prescribed information relating to the security.

      As a result of our securities not being listed on an exchange or the Nasdaq System and the rules regarding penny stock transactions, your ability to sell to a third party may be limited. We make no guarantee that our current market-makers will continue to make a market in our securities, or that any market for our securities will continue.

Product Liability and Insurance.

     Clinical testing, manufacturing and marketing of our products may expose us to product liability claims. Although we have never been subject to a product liability claim, we cannot assure you that there will not be any claims brought against us in the future. Further, we cannot assure you that the coverage limits of our insurance policies will be adequate or that one or more successful claims brought against us would not have a material adverse effect upon our business, financial condition and results of operations.

Volatility of Stock Price.



     We are in the biopharmaceutical industry and the market price of securities of life sciences companies in general has been very unpredictable. See "Price Range of Common Stock." Announcements by us or our competitors concerning technological innovations, new products, proposed governmental regulations or actions, developments or disputes relating to patents or proprietary rights, public concern over the safety of therapeutic products and other factors that affect the market generally could significantly impact our business and the market price of our securities.

Dividends.

     Since our formation in 1987, we have not paid cash dividends on our Common Stock. We do not anticipate paying any dividends on our Common Stock in the future. Furthermore, the terms of the 9% Preferred Stock do not allow for the payment of cash dividends unless we have paid the accrued and unpaid dividends on the 9% Preferred Stock in full. As of September 30, 1999, accrued and unpaid dividends on the 9% Preferred Stock were $23,513. See "Dividend Policy."

Anti-Takeover Provisions.

     Certain provisions of our Certificate of Incorporation could make it more difficult for a third party to acquire control of our business, even if such change in control would be beneficial to our stockholders. Our Certificate of Incorporation allows our Board of Directors to issue up to 549,100 shares of preferred stock without stockholder approval. Any such issuance could make it more difficult for a third party to acquire our business and may adversely affect the rights of our stockholders. See "Description of Securities."

                                USE OF PROCEEDS

We will not receive any of the proceeds from the Selling Stockholder's sale of their shares of Common Stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock (OTC symbol: CORX) is not currently listed on any exchange or on the Nasdaq System, but is reported on the OTC Bulletin Board. Prior to March 17, 1999, the Company's Common Stock was listed on the Nasdaq SmallCap Market. The following table presents quarterly information on the high and low sale prices of the Common Stock for the fiscal years ended June 30, 1999 and 1998.

                                                     High        Low
                                                   -------       ---
     Fiscal Year ending June 30, 2000
     Third Quarter (through January 31, 2000)...   $3-21/32   $  23/32
     Second Quarter.............................        7/8      21/32
     First Quarter..............................     1-1/64      41/64

     Fiscal Year ending June 30, 1999

     Fourth Quarter.............................   $1-27/32   $   9/32
     Third Quarter..............................      15/16        1/4
     Second Quarter.............................      1-3/8       9/32
     First Quarter..............................      2-1/8          1

     Fiscal Year ended June 30, 1998

     Fourth Quarter.............................   $  3-1/2   $1-11/16
     Third Quarter..............................    1-29/32      1-3/8
     Second Quarter.............................      3-1/8      1-3/8
     First Quarter..............................      3-1/4      2-5/8


    Information for the periods referenced above has been furnished by Nasdaq and the OTC Bulletin Board. The quotations furnished by the OTC Bulletin Board reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

    As of September 30, 1999, there were 641 stockholders of record of the Company's Common Stock, and approximately 9,500 beneficial owners. The high and low bids for the Company's Common Stock on January 31, 2000, as reported by the OTC Bulletin Board, were $2-5/8 and $2-1/2, respectively.

                                DIVIDEND POLICY

    The Company has never paid cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. The outstanding shares of 9% Preferred Stock bear a fixed dividend of $0.09 per share per annum, which accrues in equal semi-annual installments on June 15th and December 15th of each year, which dividends must be paid in full before any dividends can be paid on the Common Stock. As of September 30, 1999, accrued and unpaid dividends on the 9% Preferred Stock were $23,513. The payment of future dividends, if any, will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.


                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1999. The figures are unaudited, and this table should be read in conjunction with the financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

                                                       September 30, 1999(1)
Note payable to Alkermes, Inc. (current portion)          $    664,472
Stockholders' equity:
  9% cumulative convertible preferred stock,
    $0.001 par value; $1.00 per share liquidation
    preference; authorized: 1,250,000 shares;
    issued and outstanding: 27,500 shares                       27,500
  Series B convertible preferred stock, $0.001 par
    value; $0.6667 per share liquidation preference;
    authorized: 3,200,000 shares; issued and
    outstanding: 75,000 shares                                  43,405
  Common stock, $0.001 par value; authorized
    30,000,000 shares; issued and outstanding:
    15,528,182 shares                                           15,528
  Additional paid-in capital                                38,814,392
  Deficit accumulated during the development stage         (39,352,036)
                                                          ------------
  Total stockholders' equity                                  (451,211)
                                                          ------------

Total capitalization                                      $    213,261
                                                          ============

---------------------

(1) Excludes an aggregate of approximately 2.5 million shares of Common Stock reserved for issuance upon possible exercise of outstanding warrants and options and an aggregate of 11,025 shares of Common Stock reserved for issuance upon conversion of outstanding 9% Cumulative Convertible Preferred Stock and Series B Convertible Preferred Stock. See "Description of Securities" and Notes 3, 4 and 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

The selected financial data presented below for the fiscal years ended and as of June 30, 1999 and 1998 and for the period from inception (February 10, 1987) through June 30, 1999 are derived from and should be read in conjunction with the more detailed financial statements (including the notes thereto) of the Company, which have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included elsewhere herein and in the Registration Statement. The selected financial data for the years ended and as of June 30, 1997, 1996 and 1995 are derived from audited financial statements that are not included in this Prospectus. The selected financial data for the three-month periods ended September 30, 1999 and 1998, for the period from inception (February 10, 1987) through September 30, 1999 and at September 30, 1999 are derived from unaudited interim financial statements. The unaudited interim financial statements include all adjustments (consisting only of normally recurring accruals) that management considers necessary for a fair presentation of the Company's financial position and results of operations for the periods presented. Operating results for the three-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2000.

Statements of Operations Data:

                                                                                                                         Period from
                                                                                                                           inception
                                                                                                                       (February 10,
                                                                      Years ended June 30,                             1987) through
                                     ------------------------------------------------------------------------------         June 30,
                                            1999            1998             1997             1996             1995             1999
                                     -----------------------------------------------------------------------------------------------

Operating revenues:
  Research/license revenue (1)       $ 3,051,406     $   130,000     $         --     $         --     $         --    $  6,781,406
  Grant revenue                          100,001              --               --               --               --         194,718
                                     -----------     -----------     ------------     ------------     ------------    ------------
    Total operating revenues           3,151,407         130,000               --               --               --       6,976,124
                                     -----------     -----------     ------------     ------------     ------------     -----------
Operating expenses:

  Research & development               3,379,732       4,007,466        3,376,284        2,677,577        4,138,731      29,732,594
  General & administrative             1,401,602       1,584,369        1,709,320        1,643,732        1,665,134      14,745,850
  Settlement with Alkermes, Inc.              --              --               --               --        1,227,977       1,227,977
                                     -----------    ------------     ------------      -----------     ------------    ------------
    Total operating expenses           4,781,334       5,591,835        5,085,604        4,321,309        7,031,842      45,706,421
                                     -----------    ------------     ------------     ------------     ------------    ------------
Loss from operations                  (1,629,927)     (5,461,835)      (5,085,604)      (4,321,309)      (7,031,842)    (38,730,297)

Interest income, net                       8,477         203,875          155,624          163,062          196,310       1,701,283
                                     -----------    ------------     ------------     ------------     ------------    ------------
Net loss                             $(1,621,450)   $ (5,257,960)    $ (4,929,980)    $(4,158,247)     $ (6,835,532)   $(37,029,014)
                                     ===========    ============     ============     ===========      ============    ============
Weighted average common
 shares outstanding                   13,407,945)      9,575,663        8,252,047       6,532,884         6,075,454
                                     ===========    ============     ============     ===========      ============
Net loss per share                   $     (0.12)   $      (0.55)    $      (0.83)    $     (0.64)     $      (1.13)
                                     ===========    ============     ============     ===========      ============

                                                                        Period from
                                                                          inception
                                         Three months ended           (February 10,
                                            September 30,             1987) through
                                     ---------------------------      September 30,
                                            1999            1998               1999
                                     ---------------------------------------------
Operating revenues:
  Research/license revenue (1)       $   767,889    $         --     $  7,549,295
  Grant revenue                           66,667              --          261,385
                                     -----------    ------------     ------------
    Total operating revenues             834,556              --        7,810,680
                                     -----------    ------------     ------------
Operating expenses:

  Research & development                 751,800         839,281       30,484,394
  General & administrative               367,380         354,693       15,113,230
  Settlement with Alkermes, Inc.              --              --        1,227,977
                                    ------------    ------------      -----------
    Total operating expenses           1,119,180       1,193,974       46,825,601
                                     -----------    ------------     ------------
Loss from operations                    (284,624)     (1,193,974)     (39,014,921)
Interest income, net                      (6,559)          7,616        1,694,724
                                     -----------    ------------     ------------
Net loss                             $  (291,183)   $ (1,186,358)    $(37,320,197)
                                     ===========    ============     ============
Weighted average common
 shares outstanding                   15,522,252      10,237,126
                                     ===========    ============
Net loss per share                   $     (0.02)   $      (0.12)
                                     ===========    ============

--------------------
(1)  Includes $3.6 million received under an agreement with Alkermes, Inc.

Balance Sheet Data:

                                                                                            June 30,
                                                      ----------------------------------------------------------------------------
                                 September 30, 1999           1999            1998            1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
Working capital                       $   (987,326)   $   (742,036)   $  1,698,277    $  7,004,298    $  3,849,649    $  3,327,788
Total assets                               856,887       1,549,021       2,874,846       8,333,307       5,013,920       4,886,372
Total liabilities                        1,308,098       1,712,350       1,445,550       1,728,300       1,369,157       1,613,676
Redeemable preferred stock                      --              --       2,460,450       3,936,720              --              --
Deficit accumulated during
 the development stage                 (39,352,036)    (39,060,853)    (37,439,403)    (32,181,443)    (25,359,298)    (21,201,051)
Stockholders' equity                  $   (451,211)   $   (163,329)   $ (1,031,154)   $  2,668,287    $  3,644,763    $  3,272,696

Common shares outstanding               15,528,182      15,519,382      10,237,126       9,394,249       7,495,576       6,085,201

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 1999 Annual Report on Form 10-KSB.

Introductory Note

     This discussion and analysis contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements relate to (i) future research plans and expenditures,
(ii) potential collaborative arrangements, and (iii) the need for, and availability of, additional financing.

     The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions regarding the Company's business and technology, which involve judgments with respect to, among other things, future scientific, economic and competitive conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there is no assurance that the results contemplated in forward-looking statements will be realized and actual results may differ materially. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

Results of Operations

     From inception (February 10, 1987) through September 30, 1999, the Company's revenue has consisted of (i) $7,549,000 of license fees and research and development funding, (ii) net interest income aggregating $1,695,000, and
(iii) $261,000 of grant revenue.

     In January 1999, the Company entered into a research collaboration and exclusive worldwide license agreement with NV Organon ("Organon"), a pharmaceutical business unit of Akzo Nobel (The Netherlands). The agreement will allow Organon to develop and commercialize the Company's proprietary Ampakine technology for the treatment of schizophrenia and, upon Organon's election, for the treatment of depression. In connection with the agreement, the Company received a $2,000,000 upfront licensing payment. The agreement includes research support payments of up to $3,000,000 per year for two years (subject to Cortex providing agreed-upon levels of research) and milestone payments, plus royalty payments on worldwide sales.

     Subsequent to September 30, 1999, the Company received a quarterly research support payment of $893,000. This amount exceeds the payments received for prior quarters, reflecting the increase in the Company's staff dedicated to the alliance. Future quarterly research support is expected to average
$750,000.

   From inception (February 10, 1987) through September 30, 1999, the Company has sustained losses aggregating $37,320,000. Continuing losses are anticipated over the next several years, as the Company's ongoing operating expenses will only be offset, if at all, by research support payments and possible milestone payments from its research collaboration with Organon, or under planned strategic alliances that the Company is seeking with other pharmaceutical companies for the clinical development, manufacturing and marketing of its products. The nature and timing of payments to Cortex under the Organon agreement or other planned strategic alliances, if and when entered into, are likely to significantly affect the Company's operations and financing activities and to produce substantial period-to-period fluctuations in reported financial results. Over the longer term, the Company will require successful commercial development of its products by Organon or its other prospective partners to attain profitable operations from royalties or other product-based revenues.

     The Company believes that inflation and changing prices have not had a material impact on its ongoing operations to date.


Fiscal Years ended June 30, 1999 and 1998

     For the year ended June 30, 1999, the Company's loss from operations was $1,630,000 compared to a loss from operations of $5,462,000 for the prior year, with the improvement attributable to revenues from the license and research collaboration with Organon.

     Research and development expenses decreased to $3,380,000, or by 16%, during the year ended June 30, 1999 compared to the prior year. Most of the decrease related to the timing of Phase I/IIa human clinical testing of the Company's lead compound, Ampalex, in patients with Alzheimer's disease and in patients with schizophrenia.

     General and administrative expenses were $1,401,000 for the year ended June 30, 1999, decreasing 12% from the prior year. Most of this decrease represents reduced spending for office supplies, travel and the annual report. The decrease also reflects the prior year expense for the estimated value of a warrant issued to Alkermes in connection with the restructured note payable agreement.

Three-month periods ended September 30, 1999 and 1998

     The net loss for the three-month period ended September 30, 1999 of $291,000 compares with a net loss of $1,186,000 for the corresponding prior year period. Revenues from the license and research collaboration with Organon were responsible for the improvements in the current year period (See Note 5 of Notes to Financial Statements).

     Research and development expenses decreased from $839,000 to $752,000, or by 10%, during the three-month period ended September 30, 1999 compared to the corresponding prior year period. The decrease reflects lower spending for sponsored research and the timing of both technology access payments and Phase I/IIa human clinical testing of Ampalex(R). Future costs for the clinical testing of Ampakines in patients with schizophrenia will be borne by Organon.

     For the three-month period ended September 30, 1999, general and administrative expenses of $367,000 were materially consistent with expenses of $355,000 for the corresponding prior year period.

Liquidity and Capital Resources; Plan of Operation

     From inception (February 10, 1987) through September 30, 1999, Cortex has funded its organizational and research and development activities primarily from the issuance of equity securities, with net proceeds aggregating $35,749,000. An additional $3,600,000 in research and license payments was received from Alkermes, Inc. ("Alkermes") in 1992 and 1993 in connection with a development and license agreement with that firm. Net interest income from inception through September 30, 1999 was $1,695,000.

     Research and licensing payments received in connection with the agreement with Organon (See Note 5 of Notes to Financial Statements) totaled $3,819,000 through September 30, 1999. The agreement includes research support payments of up to $3,000,000 per year for two years (subject to Cortex providing agreed-upon levels of research), milestone payments based on clinical development of the licensed technology and royalties on worldwide sales.

     As of September 30, 1999, the Company had cash and cash equivalents totaling $289,000 and a working capital deficit of $987,000. In comparison, as of June 30, 1999, the Company had cash and cash equivalents of $909,000 and a working capital deficit of $742,000. The decreases represent amounts required to fund operating losses. Subsequent to September 30, 1999, the Company received quarterly research support of $893,000 related to its agreement with Organon.

     The Company leases approximately 30,000 square feet of research laboratory, office and expansion space under an operating lease that expires May 31, 2004. The commitments under the lease agreement for the years ending June 30, 2000, 2001, 2002, 2003 and 2004 total $255,000, $310,000, $353,000, $368,000 and
$356,000, respectively. From inception (February 10, 1987) through September 30, 1999, expenditures for furniture, equipment and leasehold improvements aggregated $2,214,000.

     In connection with the settlement in October 1995 of a license dispute with Alkermes, the Company issued to Alkermes a $1,000,000 three-year promissory note accruing interest semi-annually at the then federal funds rate. In February 1998, the terms of the note were restructured to include a principal payment of $200,000 upon signing of the restructuring agreement. The balance of the note and accrued interest were payable in October 1999 or upon the consummation of a corporate partnership between Cortex and a larger pharmaceutical company, whichever was earlier. With the signing of the license agreement with Organon, the note and accrued interest became due and payable. In July 1999, the terms of the note were restructured to include a principal and interest payment of $250,000 and monthly payments of $50,000 from August 1999 through January 2000. The balance of the note and accrued interest are payable on or before February 28, 2000.


     The Company is currently in advanced discussions with potential corporate partners. Based upon the anticipated timing of a resulting strategic alliance, the Company may be able to pay Alkermes the balance of the note and accrued interest due by the end of February, as agreed. Because there is no assurance that a partnership will be completed prior to the note's due date, or at all, the Company contacted Alkermes regarding a possible extension of the terms of the note. In February 2000, Alkermes agreed to extend the note's payment terms, if necessary. If the Company needs to extend the note, the Company has agreed to continue to pay Alkermes $50,000 per month with the balance of the note and accrued interest due on May 31, 2000. Additionally, if the terms are extended, the Company has agreed to issue to Alkermes a five-year warrant to purchase 50,000 shares of Cortex common stock, at a price derived from the fair market value of the stock as of February 28, 2000.


     As of September 30, 1999, Cortex had 27,500 outstanding shares of 9% cumulative convertible preferred stock, which accrue cumulative semi-annual dividends at an annual rate of $0.09 per share. To conserve capital for operations, the Company has elected not to distribute the dividends that have accrued from June 1990. Accrued and unpaid dividends as of September 30, 1999 were $23,513.

     Over the next twelve months the Company is committed to $603,000 of funding for sponsored research in academic laboratories. Remaining commitments for current Phase I/IIa clinical studies on the Company's Ampakine compounds are not significant.

     As of September 30, 1999, Cortex had a total of 22 full-time research and administrative employees. Neither significant increases to staffing nor significant investments in plant or equipment are planned for the upcoming year.

     Assuming that the Company extends the terms of the note payable to Alkermes, Cortex anticipates that its existing cash and cash equivalents and the expected research support payments from Organon will be sufficient to satisfy its capital requirements into May 2000. Without any payments from additional corporate partnerships or milestone payments from the Organon agreement, additional funds will be required to continue op erations beyond that time.

     The Company is in advanced discussions with potential corporate partners and anticipates that an alliance from these discussion may be completed before May 2000. The Company anticipates receiving its first milestone payment from its existing corporate partner, Organon, in before May 2000. With receipt of the projected Organon quarterly research support and the milestone payment during the estimated timeframe, the Company expects to have sufficient cash to fund operations through calendar 2000. With the additional funds from an anticipated upfront payment from a potential corporate partnership, the Company expects to have sufficient cash to fund operations into early calendar 2001. Because there is no assurance that the milestone will be received as estimated, or at all, or that the Company will secure additional corporate partnerships, the Company may raise additional capital through the sale of debt or equity securities. Given the current adverse market conditions for biopharmaceutical companies, there is no assurance that funds will be available on favorable terms, or at all. If equity securities are issued to raise additional funds, dilution to existing shareholders is likely to result.

     The Company's Common Stock previously traded on the Nasdaq SmallCap Market under the symbol "CORX." Because the Company did not meet certain of the standards for continued listing, the Company's Common

Stock was delisted from Nasdaq on March 17, 1999. As a result, effective March 18, 1999, the Company's Common Stock began trading in the over-the-counter market on the OTC "Electronic Bulletin Board."

     In order to provide for both its immediate and longer-term spending requirements, the Company is presently seeking additional collaborative or other arrangements with larger pharmaceutical companies. Under these agreements, it is intended that such companies would provide capital to the Company in exchange for exclusive or non-exclusive license or other rights to certain of the technologies and products that the Company is developing. Competition for such arrangements is intense, however, with a large number of biopharmaceutical companies attempting to secure alliances with more established pharmaceutical companies. Although the Company is in advanced discussions with candidate companies, there is no assurance that an agreement or agreements will arise from these discussions in a timely manner, or at all, or that revenues that may be generated thereby will offset operating expenses sufficiently to reduce the Company's short and longer-term funding requirements.

     The Company's proposed products are in the preclinical or early clinical stage of development and will require significant further research, development, clinical testing and regulatory clearances. They are subject to the risks of failure inherent in the development of products based on innovative technologies. These risks include the possibilities that any or all of the proposed products will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances; that the proposed products, although effective, will be uneconomical to market; that third parties may now or in the future hold proprietary rights that preclude the Company from marketing them; or that third parties will market superior or equivalent products. Accordingly, the Company is unable to predict whether its research and development activities will result in any commercially viable products or applications. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the Company does not expect to be able to commercialize any therapeutic drug for at least five years, either directly or through its current or prospective corporate partners or licensees. There can be no assurance that the Company's proposed products will prove to be safe or effective or receive regulatory approvals that are required for commercial sale. See "Risk Factors."

                                    BUSINESS

Overview

     Cortex Pharmaceuticals, Inc. ("Cortex" or the "Company") is a development stage enterprise that was organized in 1987 to engage in the discovery, development and commercialization of innovative pharmaceuticals for the treatment of neurodegenerative diseases and other neurological and psychiatric disorders. Since 1993, the primary effort at Cortex has been centered on developing products that affect the AMPA-type glutamate receptor, a complex of proteins that is involved in most "excitatory" communication between nerve cells in the human brain. Cortex is developing a family of chemical compounds, known as Ampakines, that enhance the activity of this receptor. Cortex believes that Ampakines hold promise for correcting deficits brought on by a variety of diseases and disorders that are known, or thought, to involve depressed functioning of pathways in the brain that use glutamate as a neurotransmitter.

     The Ampakine program addresses large potential markets. Accordingly, the Company's commercial development plan involves partnering with larger pharmaceutical companies for research, development, clinical testing, manufacturing and global marketing of its proposed products. The Company may retain the right to eventually co-promote Ampakines for selected indications in the United States. If the Company is successful in the pursuit of this partnering strategy, it may be in a position to contain its costs over the next few years, to maintain its focus on the research and early development of novel pharmaceuticals (where it believes that it has the ability to compete) and eventually to participate more fully in the commercial development of its proposed products in the United States. In January 1999, the Company entered a research collaboration and exclusive worldwide license agreement with NV Organon ("Organon"), a subsidiary of Akzo Nobel (The Netherlands). The agreement will enable Organon to develop and commercialize the Company's Ampakine technology for the treatment of schizophrenia and, upon Organon's election, for the treatment of depression. Cortex continues to seek collaborative or licensing arrangements with other pharmaceutical companies. These arrangements may permit other applications of the Ampakines to be advanced into later stages of clinical development and may provide access to the extensive clinical trials management, manufacturing and marketing expertise of such companies. The Company may not be able to secure such arrangements on favorable terms, or at all, and its products may not be successfully developed and approved for marketing by government regulatory agencies.

     In the fiscal years ended June 30, 1999 and 1998, the Company's expenditures on research and development were $3,380,000 and $4,007,000, respectively, with the decrease attributable to the timing of Phase I/IIa human clinical testing of CX516 (Ampalex) in patients with schizophrenia and in patients with Alzheimer's disease.

AMPA Receptor Program
---------------------

     In June 1993, Cortex licensed a new class of compounds -- the Ampakines -- from the University of California. Ampakines facilitate the activity of the AMPA receptor, which binds the neurotransmitter glutamate. The Ampakines interact in a highly specific manner with the AMPA receptor in the brain, lowering the amount of neurotransmitter required to generate a response, and increasing the magnitude of the response to any given amount of glutamate. It is hoped that this selective amplification of the normal glutamate signal will eventually find utility in the treatment of neurological diseases and disorders characterized by depressed functioning of brain pathways that utilize glutamate as a neurotransmitter.

     It is well known that synaptic connections, including those that utilize glutamate, decline with age. Thus, disorders such as mild cognitive impairment associated with aging may be amenable to treatment with Ampakines. Two prominent diseases that may benefit from AMPA receptor-directed therapeutics are schizophrenia and Alzheimer's disease. The Company and its collaborators have also obtained encouraging preliminary results in animal models of depression, sexual dysfunction and depressed endocrine function.

Schizophrenia

     Schizophrenia is a major health care problem. The worldwide incidence of the disease is approximately one percent, regardless of ethnic, cultural or socioeconomic status. On any given day, approximately 100,000 of the estimated two million U.S. patients with schizophrenia are in public mental hospitals.

     Schizophrenia typically develops in late adolescence or early adulthood and is best understood as a syndrome, or collection of symptoms. These are generally characterized as positive symptoms (delusions and hallucinations), negative symptoms (social withdrawal and loss of emotional responsiveness) and cognitive symptoms (disordered thought and attention deficits).

     The first "wonder drugs" for schizophrenia, the so-called neuroleptics or conventional anti-psychotics, were developed in the 1950s and 1960s. These drugs, such as chlorpromazine and haloperidol, helped to reduce the positive symptoms of the disease and greatly reduced the need for chronic hospitalization. However, these drugs, which are still in use today, are characterized by troublesome and occasionally life-threatening side effects. One of the most common side effects of conventional anti-psychotics is EPS or "extrapyramidal signs," which include restlessness and tremors. EPS side effects have a strongly negative impact on quality of life and tend to lead to poor patient compliance with medication.

     More recently, a new type of anti-psychotic agent, referred to as atypical due to the virtual lack of EPS side effects, has been developed. Clozapine was the first such drug. It was initially studied in the 1970s, but clinical trials were halted due to the risk of a fatal blood disorder known as agranulocytosis and a dose-dependent risk of seizures. Clozapine was reintroduced in the 1980s, with approval by the FDA for use in patients who cannot be adequately treated with typical neuroleptics, either because of lack of efficacy or side effects. Risperidone and olanzapine are other recent clozapine-like anti-psychotics without agranulocytosis side effects.

     The newer atypical agents achieve good control of positive symptoms, partial control of negative symptoms and better patient compliance with medication due to lower levels of EPS side effects. However, schizophrenia clinicians agree that there are still substantial side effects and that the cognitive symptoms of schizophrenia are not greatly improved by any available agent. The persistence of cognitive symptoms prevents all but a few patients with schizophrenia from successfully reintegrating into society.

     Schizophrenia has long been thought to have its biochemical basis in an overactivity of dopamine pathways projecting into an area of the brain known as the striatum. More recently, a developing body of evidence suggests that schizophrenia also involves an underactivity of glutamate pathways projecting into the same area. Cortex is therefore studying whether Ampakines, which increase current flow through the AMPA subtype of glutamate receptor, might have relevance to the treatment of schizophrenia.

     In late 1995, Cortex announced the discovery that an Ampakine reduced stereotypic behavior (mechanical repetition of posture or movement) in rats that had been injected with methamphetamine. Reduction of methamphetamine-induced stereotypic behavior is widely used for initial screening of anti-psychotic drugs. Scientists at both the University of California, Irvine and Cortex have since extended this finding to include additional Ampakines. Further, Cortex scientists have demonstrated that Ampakines in combination with either conventional or atypical anti-psychotic drugs have additive or synergistic effects in this model system.

     In January 1999, the Company entered into an exclusive worldwide license agreement with Organon. The agreement will enable Organon to develop and commercialize Cortex's proprietary Ampakine technology for the treatment of schizophrenia and to explore it in the area of depression. The agreement includes an upfront payment of $2,000,000, research and development payments of up to $3,000,000 per year for two years, and milestone payments, plus royalty payments on worldwide sales. The Company hopes that the agreement with Organon will provide an accelerated program to bring the Ampakines to market for schizophrenia and possibly depression, if proven safe and effective in clinical trials.

     Shortly thereafter, in April 1999 the Company reported preliminary results from a study with CX516 in patients with schizophrenia being treated with clozapine. This Phase I/IIa clinical trial, conducted at Massachusetts General Hospital, was designed primarily as a safety study. Clinical and psychological testing was also included in an attempt to obtain a preliminary indication that CX516 may effect the psychological parameters that likely contribute to symptoms of the disease, particularly the cognitive symptoms that have thus far been resistant to treatment. Preliminary results indicate that CX516 is reasonably safe in combination with clozapine and improves performance on several tests of verbal learning, memory, problem solving and distractability. The improvements noted in CX516-treated patients appeared to persist for a period of time after cessation of treatment.

     A second similar study to assess the affect of CX516 as a `mono' therapy in patients with schizophrenia was initiated at the National Institutes of Health in Bethesda, Maryland. Because of slow patient enrollment, the Company has since elected to discontinue this study. The Company intends that further clinical testing of the Ampakines in patients with schizophrenia will be conducted by its corporate partner, Organon. Data obtained from the testing performed at Massachusetts General Hospital should be very helpful in the design of such trials. Cortex is pleased with the progress of the Organon research collaboration and anticipates receiving its first milestone payment from the agreement before the end of 1999.

Deficits of Memory and Cognition -- Alzheimer's Disease

     Impairment of memory and cognition is a serious health care problem that is growing as the elderly population continues to increase. While not fatal (except when associated with diseases such as Alzheimer's disease), the incidence and prevalence of cognitive deficits increase inexorably with age. Many elderly individuals are confined to nursing homes because of psychological disorientation and functional difficulties. Pharmaceuticals to alleviate deficits in memory and cognition could potentially enable these elderly individuals to remain independent longer.


     Although disease and physiological malfunctions are thought to be the fundamental cause of severe mental decline, age itself is a contributory factor, with the human brain losing about 10% of its weight over a normal life span. In the cerebral cortex, a great deal of the communication between neurons is mediated by receptors for the neurotransmitter glutamate, including a subtype known as the AMPA receptor. AMPA receptors and synapses decline in number with aging, on average by 25-30% between the ages of 25 and 65, making it more difficult for information to pass through and between areas of the cerebral cortex. Therefore a potential corrective approach to alleviate age-related cognitive deficits is to enhance the activity of the remaining functional AMPA receptors.

     Alzheimer's disease is the best known destroyer of memory, currently afflicting some four million Americans. With the aging of our population, the number of people in the U.S. with Alzheimer's disease is expected to double over the next two decades unless a treatment is found. According to the Alzheimer's Association, Alzheimer's disease is already the third most expensive disease in the U.S. (after heart disease and cancer), with an estimated annual cost to society of $100 billion and a lifetime cost per patient of $174,000. The impact of an effective treatment, even a symptomatic one, would be enormous.


     It is in the early stages of Alzheimer's disease -- the first few years -- that Cortex believes Ampakines may play a valuable role, enhancing the effectiveness of the brain cells that have not yet succumbed to the disease. This may help to alleviate the memory and cognitive deficits that make up the early symptoms. There is also a possibility that treatment with Ampakines may slow the progression of Alzheimer's disease. The reason for this is that brain cells, or neurons, require continued input from other brain cells to remain alive. As neurons die, other neurons begin to lose their inputs, hastening their own death. Ampakines may slow the rate at which functional levels of input from other neurons are lost. Research also suggests that Ampakines may increase the production of neurotrophic factors that are known to be protective for nerve cells.

     One of the most compelling of the animal studies conducted to date with the Ampakines involved an assessment of the effects on memory performance in middle-aged rats. A number of researchers have demonstrated that healthy middle-aged rats have significant deficits in memory performance when compared to younger animals. This provides an animal model for age-associated memory impairment in humans. In a study published in Synapse, the authors conducted research involving a maze task with middle-aged and young adult rats. The middle-aged rats showed striking deficits in performance when compared with the young adult animals. When given an Ampakine, the performance of the middle-aged rats improved to levels equivalent to those found in young animals.

     Three human clinical safety studies have been completed with CX516 ("Ampalex") in healthy volunteers. In all three studies, CX516 was safe and well-tolerated on acute oral administration and, importantly, statistically-significant positive effects on memory performance were seen in healthy volunteers.

     The initial study, conducted by AFB Parexel in Berlin involved single administrations of drug or placebo to a total of 48 healthy young adult volunteers, ranging in age from 18 to 35. The trial was double-blinded and placebo-controlled, and involved administering a single dose of drug, in capsule form, to each volunteer. Several dosages of drug were tested and at all dosage levels, the drug was safe and well-tolerated. In addition, analysis of psychological data that was collected revealed a highly statistically significant positive effect on a test of memory performance that involved recall of a list of nonsense syllables.

     The second trial, at the same clinical site in Berlin, involved 30 healthy elderly volunteers, aged 65 to 76, each of whom was administered a single oral dose of drug or placebo. In this double-blinded trial, Ampalex was again found to be safe and well-tolerated. The elderly volunteers were also given the same nonsense syllable memory test that had been given to the young volunteers in the first study. In the absence of drug, the elderly volunteers' memory was substantially worse than that of the young volunteers. In the presence of drug, a statistically significant positive effect on memory performance was observed. Several of the elderly volunteers receiving the highest dosage of Ampalex scored at or above the average score achieved by the young volunteers in the earlier study.

     The third study, at the Karolinska Hospital in Stockholm, Sweden, involved administration of CX516 to healthy young adults under double-blind, placebo-controlled conditions. This five-day study involved administration of placebo on days 1, 4 and 5 and drug on days 2 and 3, with psychological testing conducted on each day. Ampalex was safe and well-tolerated by all volunteers receiving drug, with no adverse events reported. Statistically significant improvements in performance on several measures of learning and memory were noted in the group that received CX516.

     After these encouraging results, Cortex initiated a Phase I/IIa study in patients experiencing deficits of memory and cognition due to Alzheimer's disease. The double-blind, placebo-controlled dose escalation study, which is being conducted at the National Institutes of Health in Bethesda, Maryland, involves administration of CX516 to an eventual total of 16 to 20 patients for up to 28 consecutive days. To date, 15 patients have been enrolled in this study, with enrollment of an additional five patients anticipated.

     While preliminary indications of desired effects on memory and cognition may be obtained from this study, psychological testing of patients with Alzheimer's disease is subject to a high level of variability. Full-scale Phase II studies designed to achieve significance on broad psychological scales will require larger numbers of patients. Cortex is seeking a larger pharmaceutical company partner for further development of Ampakines for the potential treatment of Alzheimer's disease.

Calpain Inhibitor Program

     Calpain is a protease, a protein that digests other proteins. It is involved in a variety of biological processes throughout the body and has been implicated in the pathology of several diseases and disorders.


     The Company's first target for calpain inhibitor therapeutics was brain damage following stroke. A stroke is a vascular event causing localized damage to the brain. There are two general categories of stroke: ischemic stroke, which is due to a blockage of blood flow, and hemorrhagic stroke, which involves a blood vessel bursting in the brain. In either case, the insult to the brain is often immediately life-threatening and initiates a cascade of molecular events that may lead to permanent brain damage.




     In 1990 and 1991, Cortex established laboratory models of ischemia and used them to identify a range of calpain inhibitor compounds that appeared to have the potential to block brain damage due to stroke and other ischemic events. In January 1992, Cortex entered into a Development and License Agreement, amended in October 1992, (the "Alkermes Agreement") with Alkermes, Inc. ("Alkermes"), a larger neuroscience company. Cortex granted to Alkermes an exclusive worldwide license, with a right to of acute and chronic neurodegenerative diseases and disorders of the nervous system.

     Subsequently, Cortex shifted its emphasis to calpain inhibitor research outside the nervous system. The Cortex 1993 annual report included a discussion of the Company's research in cerebral vasospasm, which involved reversal of an existing spasm of blood vessels in the brain. In October 1993, Alkermes notified the Company that Alkermes believed that it had rights to this indication under the Alkermes Agreement. In November 1993, Alkermes filed an action in U.S. District Court in Massachusetts alleging that the Company had breached the Alkermes Agreement by developing calpain inhibitors for cerebral vasospasm.

     In October 1995, the Company and Alkermes agreed to a settlement of the dispute. Alkermes agreed to dismiss its action against Cortex and to relinquish all rights previously granted them by the Company, as well as rights to related technologies developed by Alkermes. In connection with the settlement, the Company issued to Alkermes a $1,000,000 non-transferable, three-year promissory note accruing interest semi-annually at the federal funds rate. The Company also committed to pay Alkermes a graduated royalty on calpain inhibitor development proceeds, as defined and subject to certain limitations. In February 1998, the terms of the note were restructured to include a principal payment of $200,000 upon signing of the new agreement. The balance of the note and accrued interest was payable in October 1999 or upon consummation of a corporate partnership between Cortex and a larger pharmaceutical company, whichever was earlier. In connection with the restructuring agreement, the Company issued to Alkermes a five-year warrant to purchase 75,000 shares of Common Stock at an exercise price of $1.55 per share. With the signing of the license agreement with Organon (see
Note 5 of Notes to Financial Statements), the note became due and payable. In July 1999, the terms of the note were restructured to include a principal and interest payment of $250,000 and monthly payments of $50,000 from August 1999 to January 2000. The balance of the note and accrued interest is due and payable by February 28, 2000. In connection with this restructuring agreement, the Company agreed to issue to Alkermes a five-year warrant to purchase 100,000 shares of Common Stock at an exercise price derived from the fair market value of the Company's Common Stock. As part of the restructuring agreement, because the balance was not paid by December 31, 1999, the Company agreed to issue to Alkermes another five-year warrant to purchase 50,000 shares of the Common Stock at $0.76 per share. The exercise price for this warrant represents the average of the closing prices of the Company's Common Stock for the 30 trading days preceding December 31, 1999.

     If necessary, the Company may extend the due date of the note by issuing to Alkermes another five-year warrant to purchase 50,000 shares of Cortex common stock. The exercise price for this warrant will be derived from the fair market value of the stock as of February 28, 2000. If the due date is extended, the Company agrees to continue to pay Alkermes $50,000 per month, with the balance of the note and accrued interest due May 31, 2000.

     Cortex has subsequently shifted more of its resources from its calpain inhibitor program to its Ampakine technology platform. As part of the Company's emphasis on its Ampakine program, Cortex canceled its licensing agreement with Georgia Tech Research Corporation related to the Company's calpain inhibitor technology during the year ended June 30, 1999.

Manufacturing

     Cortex has no experience in manufacturing pharmaceutical products and relies, and presently intends to rely, on the manufacturing and quality control expertise of contract manufacturing organizations or prospective corporate partners. There is no assurance that the Company will be able to enter arrangements for manufacturing of its proposed products on favorable terms.

Marketing

     The Company has no experience in the marketing of pharmaceutical products and does not anticipate having the resources to distribute and broadly market any products that it may develop. The Company will therefore continue to seek commercial development arrangements with other pharmaceutical companies for its proposed products. In entering into such arrangements, the Company may seek to retain the right to co-promote products for certain indications in North America. The Company's worldwide licensing agreement with Organon (see Note 5 of Notes to Financial Statements) does not provide Cortex with co-promotional rights. There is no assurance that the Company will be able to enter into co-promotional arrangements in connection with its other licensing activities, or that co-promotional rights will lead to greater revenues for the Company.

Technology Rights and Collaborative Agreements

AMPA Receptor Modulating Compounds

     In 1993, Cortex entered into an agreement with the Regents of the University of California, under which Cortex secured exclusive commercial rights to AMPA receptor modulating compounds (Ampakines) for the treatment of deficits of memory and cognition. The agreement was subsequently amended to include additional indications. The Company paid an initial license fee and is obligated to make additional payments, including license maintenance fees and patent expense reimbursements creditable against future royalties, over the course of initiating and conducting human clinical testing and obtaining regulatory approvals. When and if sales of licensed products commence, the Company will pay royalties on net sales.



Patents and Proprietary Rights

     The Company is aggressively pursuing patent protection of its technologies. Cortex owns or has exclusive rights (within its areas of product development) to approximately 15 issued or allowed U.S. patents and a number of additional U.S. patent applications and their international counterparts.

     In April 1999, Cortex received a patent that covers the Company's Ampakines -- as well as compounds made by others -- for the treatment of memory and cognition. It allows Cortex and its licensees to exclude others in the United States from making and selling AMPA-receptor modulating compounds for the treatment of memory or dementia, including Alzheimer's disease. The coverage also extends to psychiatric conditions including depression, obsessive compulsive disorder, attention deficit disorder, and phobic disorders. In 1998, Cortex received a United States patent that contained a similarly broad claim for any AMPA-modulating compound to treat schizophrenia.

     There is no assurance that patents, whether already issued or issuing in the future in connection with current or future patent applications, will afford effective protection against competitors with similar technology. There is also no assurance that any patents issued or licensed to Cortex will not be infringed upon or designed around by others. Further, since issuance of a patent does not guarantee the right to practice the claimed invention, there is no assurance that others will not obtain patents that the Company would then need to license or design around in order to practice its patented technologies, or that Cortex would be able to obtain licenses that might be required to practice these technologies due to patents of others on reasonable terms. Additionally, any unpatented manufacture, use or sale of the Company's technology, processes or products may infringe on patents or proprietary rights of others, and the Company may be unable to obtain licenses or other rights to these other technologies that may be required for commercialization of the Company's proposed products or processes.

     Cortex relies to a certain extent upon unpatented proprietary technology and may determine in some cases that its interests would be better served by reliance on trade secrets or confidentiality agreements rather than patents. No assurance is made that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose such technology. In addition, there is no assurance that Cortex can meaningfully protect its rights in such unpatented proprietary technology or that others will not wrongfully obtain such technology.

     If Cortex is unable to obtain strong protection of its proprietary rights in its products or processes prior to or after obtaining regulatory clearance, whether through patents, trade secrets or otherwise, competitors may be able to market competing products by obtaining regulatory clearance through demonstration of equivalency to the Company's products, without being required to conduct the same lengthy clinical tests conducted by the Company.

Government Regulation

     In order to test, produce and market human therapeutic products in the United States, mandatory procedures and safety standards established by the Food and Drug Administration ("FDA") must be satisfied. Obtaining FDA approval is a costly and time-consuming process. Although Cortex has initiated Phase I (safety) testing in Europe, it has not yet filed a Notice of Claimed Investigational Exemption for a New Drug ("IND") with the FDA for testing in the United States. The Company is conducting Phase I/IIa studies in the U.S. with CX516 in Alzheimer's disease patients and in patients with schizophrenia under INDs filed by its clinical collaborators. It is the Company's intent that Organon, or other pharmaceutical company partner or partners that the Company is seeking, will pursue the required regulatory approvals to conduct clinical tests in the United States and elsewhere.

     Clinical trials are normally conducted in three phases. Phase I trials are concerned primarily with safety of the drug, involve fewer than 100 subjects, and may take from six months to over a year. Phase II trials normally involve a few hundred patients and are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-term side effects and risks in people whose health is impaired may also be examined. Phase III trials may involve up to several thousand patients who have the disease or condition for which the drug is intended, to approximate more closely the conditions of ordinary medical practice. Phase III trials are also designed to clarify the drug's benefit-risk relationship, to uncover less common side effects and adverse reactions, and to generate information for proper labeling of the drug. The FDA receives reports on the progress of each phase of clinical testing, and may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. The FDA estimates that the clinical trial period of drug development can take up to ten years, and averages five years. With certain exceptions, once clinical testing is completed, the sponsor can submit a New Drug Application ("NDA") for approval to market a drug. The FDA's review of an NDA can also be lengthy.

     Therapeutic products that may be developed and sold by the Company outside the United States will be subject to regulation by the various countries in which they are to be distributed. In addition, products manufactured in the United States that have not yet been cleared for domestic distribution will require FDA approval in order to be exported to foreign countries for distribution there.

     There is no assurance that any required FDA or other governmental approval will be granted or, if granted, will not be withdrawn. Governmental regulation may substantially delay or prevent the marketing of the Company's proposed products, or cause the Company to undertake additional procedures, which may be both costly and lengthy, and thereby furnish a competitive advantage to the competitors of the Company or its licensees.

     Cortex does not have the financial and other resources to conduct the clinical testing and other procedures required to obtain approval to market its products. Accordingly, the Company will be dependent upon entering into partnerships or other collaborative arrangements with third parties with the required resources to obtain the needed approvals. Along with its agreement with Organon, Cortex intends to enter into license or other arrangements with other pharmaceutical companies under which those companies would conduct the required clinical trials and seek FDA approval for most or all of its proposed products. There is no assurance that Cortex will be able to enter into such arrangements on favorable terms, or at all, or that such arrangements will ultimately result in obtaining the necessary governmental approvals.

Competition

     The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including both major pharmaceutical companies and specialized biotechnology companies, are engaged in activities similar to those of Cortex. A large number of drugs intended for the treatment of Alzheimer's disease, schizophrenia, depression and other neurological and psychiatric diseases and disorders are on the market or in the later stages of clinical testing. For example, approximately 15 drugs are in development in the U.S. for schizophrenia. In addition, over 25 drugs are under clinical investigation in the U.S. for the treatment of Alzheimer's disease. The Company's competitors have substantially greater financial and other resources and larger research and development staffs. Larger pharmaceutical company competitors also have significant experience in preclinical testing, human clinical trials and regulatory approval procedures.

     In addition, colleges, universities, governmental agencies and other public and private research organizations will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technology that they have developed, some of which may be directly competitive with that of the Company. These institutions also compete with companies such as Cortex in recruiting highly qualified scientific personnel.

     The Company expects technological developments in the neuropharmacology field to continue to occur at a rapid rate and expects that competition will remain intense as advances continue to be made. Although the Company believes, based on the technical qualifications, expertise and reputations of its Scientific Directors, consultants and other key scientists, that it will be able to compete in the discovery and early clinical development of therapeutics for neurological and psychiatric disorders, the Company does not have the resources, and does not presently intend, to compete with major pharmaceutical companies in clinical testing, manufacturing and marketing.

Product Liability Insurance

     The clinical testing, manufacturing and marketing of the Company's products may expose the Company to product liability claims, against which the Company maintains liability insurance. Although the Company has never been subject to a product liability claim, there is no assurance that such claims will not be brought in the future, that the coverage limits of the Company's insurance policies will be adequate or that one or more successful claims brought against the Company would not have a material adverse effect upon the Company's business, financial condition and results of operations.

Employees

     As of December 31, 1999, Cortex had 23 full-time employees and had engaged 4 part-time Ph.D.-level scientific consultants. Of the 23 full-time employees, 19 are engaged in research and development and 4 are engaged in management and administrative support. The Company also sponsors a substantial amount of research in academic laboratories.

Facilities

     The Company leases approximately 30,000 square feet of office, research laboratory and expansion space under an operating lease that expires May 31, 2004. Current monthly rent on these facilities is approximately $20,000. The Company believes that this facility will be adequate for its research and development activities for at least the next three years.

Legal Proceedings

The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

Directors, Executive Officers and Scientific Directors

The directors, executive officers and scientific directors of the Company are as follows:

     Name                                Age       Position
     ----                                ---       --------
     Robert F. Allnutt (2)               64        Chairman of the Board, Director
     Charles J. Casamento (2)            54        Director
     Carl W. Cotman, Ph.D. (1)           59        Director, Scientific Director
     Michael G. Grey (1)                 46        Director
     Gary S. Lynch, Ph.D.                56        Scientific Director
     Maria S. Messinger                  32        Chief Financial Officer
     Vincent F. Simmon, Ph.D.            56        President and Chief Executive Officer, Director
     Davis L. Temple Jr., Ph.D. (1)      56        Director

     (1) Member of the Compensation/Stock Option Committee.
     (2) Member of the Audit Committee.

     Robert F. Allnutt has been a director since December 1995 and Chairman of the Board since February 1999. Since February 1995, Mr. Allnutt has been a senior counselor for APCO Associates, Inc., a public affairs and strategic communications company. Mr. Allnutt was Executive Vice President of the Pharmaceutical Manufacturers Association from May 1985 until February 1995 and was Vice President for Governmental Relations of Communications Satellite Corporation from May 1984 until May 1985. Prior to 1985, Mr. Allnutt held numerous positions in the Federal Government for 25 years, including 15 years at NASA, where his positions included Associate Deputy Administrator, the third ranking position in the agency. Mr. Allnutt is a director of Cypros Pharmaceuticals, Inc., a developer and marketer of prescription pharmaceuticals. He also serves as a member of the Boards of Directors of the Partnership for Caring and of the National Medals of Science and Technology. Mr. Allnutt holds a B.S. in Industrial Engineering from the Virginia Polytechnic Institute and J.D. and L.L.M. degrees from George Washington University.

     Charles J. Casamento was elected to the Board of Directors of the Company in July 1997. Since June 1993, Mr. Casamento has been Chairman, President and Chief Executive Officer of QuestCor Pharmaceuticals, a biopharmaceutical company based in Hayward, California. Prior to that, he was President and Chief Executive Officer of Interneuron Pharmaceuticals, a neuropharmaceutical company, from its founding in March 1989 until May 1993. From January 1986 to March 1989, he was Senior Vice President and General Manager, Pharmaceuticals & Biochemicals at Genzyme Corp., a biotechnology company. From 1970 through 1985, Mr. Casamento held senior management positions in marketing, finance and business development at Sandoz, Johnson & Johnson and American Hospital Supply Corp., where he was Vice President, Business Development and Strategic Planning for the Critical Care Division. He holds a B.S. in Pharmacy and an M.B.A. from Fordham University and is a licensed pharmacist.

     Carl W. Cotman, Ph.D. has been a Scientific Director of and consultant to the Company since October 1987, served as a director of the Company from March 1989 to October 1990, and was reelected as a director in November 1991. Dr. Cotman has been a Professor of Psychobiology, Neurology, and Psychiatry at the University of California, Irvine since 1985. He was a Professor of Psychobiology and Neurology at that University from 1983 to 1985, and has held various other teaching and research positions at that University since 1968. He chaired the Scientific Advisory Council of the American Paralysis Association and is a member of numerous professional associations and committees, including the Council of the American Society for Neurochemistry, the National Institute of Aging Task Force, the American Association for the Advancement of Science and the International Society for Neurochemistry. Dr. Cotman has served on the editorial boards of numerous scientific journals and has authored or co-authored seven books and over 400 articles in the fields of neurobiology, memory and cognition, and the recovery of function after brain injury. Dr. Cotman holds a B.A. in Chemistry from Wooster College, an M.A. in Analytical Chemistry from Wesleyan University, and a Ph.D. in Biochemistry from Indiana University.

     Michael G. Grey has been a director of the Company since September 1994. Since January 1999, Mr. Grey has been President and Chief Executive Officer of Trega Biosciences, Inc., a drug discovery company pursuing the identification and early-stage development of novel, small-molecule drug therapies. From November 1994 until August 1998, Mr. Grey served as President of BioChem Therapeutic Inc., a wholly-owned subsidiary of BioChem Pharma, an international biopharmaceutical company. From January 1994 to October 1994, Mr. Grey was Senior Vice President, Corporate Development of Titan Pharmaceuticals, Inc., a biopharmaceutical holding company and President and Chief Operating Officer at Ansan, Inc., an early stage biopharmaceutical company. From 1991 until 1993, Mr. Grey served as Vice President, Corporate Development of Glaxo, Inc., and from 1989 until 1991, Mr. Grey served as Director of International Licensing of Glaxo Holdings p.l.c., and was responsible for the worldwide licensing activities of Glaxo. Since July 1999, Mr. Grey has also served as a member of the Board of Directors of Epimmune Inc., a developer of vaccines to treat and prevent infectious diseases and cancer. Mr. Grey holds a B.Sc. in Chemistry from the University of Notingham.

     Gary S. Lynch, Ph.D. has been a Scientific Director of and consultant to the Company since October 1987, and served as a director of the Company from March 1988 to March 1989 and again from December 1994 to December 1995. Dr. Lynch has been a Professor in the Department of Psychobiology at the University of California, Irvine since 1981, and has held various other teaching and research positions at that University since 1969. He is a Professor at the University's Center for the Neurobiology of Learning and Memory. Dr. Lynch is a member of the Neuroscience Society and the International Brain Research Organization. He also serves on the Advisory Board of the Cognitive Neuroscience Institute. Dr. Lynch has authored and co-authored over 400 articles and a number of books in the areas of neurobiology, cognition and memory. Dr. Lynch holds a B.A. in Psychology from the University of Delaware and a Ph.D. in Psychology from Princeton University.



     Maria S. Messinger was appointed Vice President, Chief Financial Officer and Secretary of the Company in December 1999. She has served as Controller of the Company since September 1994. From August 1989 to September 1994, Ms. Messinger served in a progression of positions at Ernst & Young LLP, including her most recent position as an Audit Manager. She holds a B.A. from the School of Business Administration and Economics at California State University, Fullerton and is a Certified Public Accountant.

     Vincent F. Simmon, Ph.D. was appointed President and Chief Executive Officer and a director of the Company in May 1996. From October 1998 to December 6, 1999, he was the acting Chief Financial Officer and Secretary of the Company. From November 1994 to December 1995, Dr. Simmon served as Chairman, President and Chief Executive Officer of Prototek, Inc., a privately-held biopharmaceutical company focusing on the development of protease inhibitors. From March 1990 to November 1994, Dr. Simmon served as President, Chief Executive Officer and a director at Alpha I Biomedicals, Inc., a biotechnology company. From February 1985 to March 1990, Dr. Simmon served as Vice President for Biomedical and Biotechnology Research at W. R. Grace and Co. From 1979 to 1985, Dr. Simmon served in varying capacities including Senior Vice President of Research and Development for Genex Corporation, a genetic engineering company, and from 1973 to 1979 in varying capacities including Assistant Director, Department of Technology for SRI International, a consulting company. Dr. Simmon has served as a governor of the Emerging Companies Section of BIO (Biotechnology Industrial Organization) and a director of the Chemical Industries Institute for Toxicology (Research Triangle Park). Dr. Simmon holds a B.A. in Biology and Chemistry from Amherst College, a M.S. from the University of Toledo in Plant Physiology and a Ph.D. in Molecular Biology from Brown University. Dr. Simmon was a post-doctoral fellow from 1971 to 1973 at Stanford University.

     Davis Temple, Jr., Ph.D. has been a director of and consultant to the Company since March 1994 and served as co-member of the Office of Chief Executive Officer of the Company from October 1995 to May 1996. In April 1997, Dr. Temple was appointed as Chief Executive Officer of Cognetix, a privately held biopharmaceutical drug discovery and development company. Dr. Temple has served as the Chairman of Cognetix since January 1999. From November 1995 until April 1998, he was a Senior Consultant for Kaufman Brothers, a New York investment bank. Prior to that, from January 1994 to November 1995 he was Managing Director at Stover Haley Burns, Inc., a life science advisory group. From 1990 until 1993, Dr. Temple served as Vice President, CNS Drug Discovery, of Bristol-Myers Squibb and from 1984 to 1990 he served as Senior Vice President, CNS Research at Bristol-Myers Company. Dr. Temple holds a B.S. in Pharmacy and a Ph.D. in Medicinal Chemistry and Pharmacology from the University of Mississippi. Dr. Temple completed post-doctorate research at Louisiana State University.


     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Company's Board of Directors. There are no family relationships among any of the directors or officers of the Company.

Other Officers

     Gary A. Rogers, Ph.D. has been Vice President, Pharmaceutical Discovery since June 1995. In February 1994, he founded Ligand Design, a private contract design and synthesis firm located in Santa Barbara. From 1987 to 1994, Dr. Rogers served as an associate research biochemist at the University of California, Santa Barbara. Prior to that, he held a succession of research and faculty positions at universities in the United States and abroad, including three years as an assistant adjunct professor of bio-organic chemistry under Dr. Paul Boyer at the University of California, Los Angeles and four years as an assistant professor at the University of Texas. Dr. Rogers is a co-inventor of the Ampakine family of AMPA receptor modulating compounds. He holds a B.S. degree in organic chemistry from the University of California, Los Angeles and a Ph.D. in bio-organic chemistry from the University of California, Santa
Barbara.

     Ursula V. Staubli, Ph.D. was named Vice President of Biological Research in June 1999. From June 1993 to May 1999, Dr. Staubli was Associate Professor at the Center for Neural Science at New York University ("NYU"). While at NYU, she served as a consultant to the Company. Prior to June 1993, she held teaching and research positions at McGill University and the University of California, Irvine. A recipient of numerous pre- and post-doctoral fellowships and grants, Dr. Staubli has published more than 60 scientific papers. She received her B.S. in Behavioral Sciences and Ph.D. in Neurobiology from ETH-Zurich (Swiss Federal Institute of Technology).

Executive Compensation

     The following table sets forth summary information concerning compensation paid or accrued by the Company for services rendered during the three fiscal years ended June 30, 1999 to the Company's Chief Executive Officer.


                            Summary Compensation Table

                                                                                       Long-Term
                                                Annual Compensation               Compensation Awards
                                        ----------------------------------     --------------------------
Name and                                                      Other Annual                   All Other
Principal Position              Year    Salary    Bonus(2)    Compensation     Options(#)    Compensation
------------------              ----    ------    --------    -------------    ----------    ------------
Vincent F. Simmon, Ph.D.(1)     1999    $211,370  $100,000    $        --         330,000 (4)  $     --
President, Chief                1998     203,178        --             --              --            --
Executive Officer               1997     200,000    53,138         35,307 (3)     180,000            --
and Acting Chief
Financial Officer
and Secretary

-------------------

(1) Dr. Simmon was appointed President and Chief Executive Officer on May 15, 1996 and served as the acting Chief Financial Officer and Secretary of the Company from October 13, 1998 to December 6, 1999.

(2) According to Dr. Simmon's employment agreement, he is eligible to receive a bonus of between 15% to 50% of his annual base salary. Dr. Simmon voluntarily postponed any bonus for the year ended June 30, 1998. The bonus for the year ended June 30, 1999 includes an amount to adjust for the bonus not paid in fiscal 1998. Of the bonus amount indicated for the year ended June 30, 1999, $20,000 was deferred and paid in fiscal 2000.

(3)  Represents relocated reimbursements.

(4) Includes stock options to purchase 180,000 shares of the Company's Common Stock that were repriced in December 1998 from an exercise price of $5.624 per share to $0.375 per share, which represented the fair market value of the Company's Common Stock at the time of the repricing.

Option Matters

     Option Grants. The following table sets forth certain information concerning grants of stock options to the Company's executive officer named in the Summary Compensation Table during the fiscal year ended June 30, 1999.

                          Option Grants in Last Fiscal Year

                            Number of     % of Total
                            Securities    Options
                            Underlying    Granted to
                            Options       Employees in     Exercise     Expiration
 Name                       Granted(#)    Fiscal Year (1)  Price($/Sh)  Date
 ----                       ----------    ---------------  -----------  ----------
Vincent F. Simmon, Ph.D.      150,000          21%            $0.469      02/05/09
                              180,000(2)       25%            $0.375      12/22/08

-------------------

 (1) Includes options repriced on December 23, 1998.

 (2) Represents options originally granted to Dr. Simmon in May 1996, in connection with his employment. On December 23, 1998, these options were repriced from an exercise price of $5.625 per share to $0.375 per share, representing the fair market value of the Company's common stock at the time of repricing.



                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Option Values


                                             Value Realized                                    Value of Unexercised
                                             (market price     Number of Unexercised               In-the-Money
                                               at exercise       Options at FY-End              Options at FY-End
                           Shares Acquired   less exercise   ----------------------------  ----------------------------
  Name                         on Exercise          price)   Exercisable   Unexercisable   Exercisable   Unexercisable
---------                  ---------------   -------------   ------------  --------------  ------------  --------------
Vincent F. Simmon, Ph.D.          0                 $0           60,000        270,000         $37,500       $154,650

Employment and Consulting Agreements

     Vincent F. Simmon joined the Company as President and Chief Executive Officer in May 1996. His employment agreement provides for a base salary of $220,000 per year with an annual bonus, at the discretion of the Board of Directors of the Company, in cash and/or equity equal to between 15% and 50% of his base salary, subject to annual review by the Compensation Committee. In connection with his employment, Dr. Simmon was granted options to purchase 180,000 shares of Common Stock at an exercise price of $5.625 per share, representing 100% of the fair market value as of the date of grant. The options vest monthly over a three-year period commencing one month from the date of grant and have a ten-year term. In December 1998, the exercise price of these options was restated to $0.375 per share.

     Drs. Carl W. Cotman and Gary S. Lynch (both of whom are co-founders and Scientific Directors of the Company) have each entered into a consulting agreement with the Company. Dr. Lynch receives a consulting fee of $30,000 per year and Dr. Cotman receives a consulting fee of $23,000 per year. The term of each consulting agreement commenced in November 1987 and will continue until terminated by the respective parties thereto. The consulting agreements obligate the respective consultants to make themselves available to the Company for consulting and advisory services for an average of three days per month. In addition to his consulting fee, Dr. Lynch will be entitled to option grants in connection with the Company's success in corporate partnering its Ampakine technology. See also "Director Compensation."

Director Compensation

     Each non-employee director (other than the Chairman of the Board or those who join the Board of Directors to oversee an investment in the Company) receives $1,500 at each Board of Directors meeting attended and an additional $750 annual retainer for each committee on which he or she serves. The Chairman of the Board receives $2,500 at each Board of Directors meeting attended and an additional $750 annual retainer for each committee on which he or she serves.

     Under the Company's 1996 Stock Incentive Plan, each non-employee director (other than those who serve on the Board of Directors to oversee an investment in the Company) is automatically granted options to purchase 15,000 shares of Common Stock upon commencement of service as a director and additional options to purchase 6,000 shares of Common Stock on the date of each Annual Meeting of Stockholders. Non-employee directors who serve on the Board of Directors to oversee an investment in the Company receive options to purchase 7,500 shares of Common Stock upon commencement of service as a director and additional options to purchase 3,000 shares of Common Stock on the date of each Annual Meeting of Stockholders. These nonqualified options have an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant, have a ten-year term and vest in equal increments of 33-1/3% on each anniversary date of the dates of grant, and are otherwise subject to the terms and provisions of the 1996 Stock Incentive Plan.

                             CERTAIN TRANSACTIONS

     The Company's Restated Certificate of Incorporation provides that, pursuant to Delaware law, directors of the Company shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctions or other forms of non-monetary relief remain available under Delaware law. In addition, each director continues to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibility under any other law, such as the federal securities laws. The Company has entered into Indemnification Agreements with each of the officers and directors that obligate the Company to indemnify them as permitted by applicable law.

     See "Employment and Consulting Agreements" for a description of certain arrangements and transactions with executive officers and directors.

                                    PRINCIPAL STOCKHOLDERS

     The following table sets forth, to the knowledge of the Company, certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1999, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the named executive officers in the Summary Compensation Table and (iv) all of the Company's executive officers and directors as a group. Except as indicated in the footnotes to this table, the Company believes that the persons named in this table have sole voting and investment power with respect to the shares of Common Stock indicated.



Directors, Nominees,                                     Shares           Percent of
Officers, and 5%                                   Beneficially          Common Stock
Stockholders                                              Owned       Beneficially Owned
---------------------                              -------------      ------------------


    Robert F. Allnutt                                 45,500 (1)               *

    Charles J. Casamento                              16,000 (2)               *

    Carl W. Cotman, Ph.D.                            160,000 (3)              1.0

    Michael G. Grey                                   32,000 (4)               *

    Maria S. Messinger                                18,750 (5)               *

    Vincent F. Simmon, Ph.D.                         229,500 (6)              1.5

    Davis L. Temple, Jr., Ph.D.                       54,500 (7)               *

    All officers, directors and nominees
      as a group (7 persons)                         556,250                  3.5
 ___________________________________

*   Less than one percent

(1) Includes 29,500 shares that may be purchased upon exercise of options within 60 days of December 31, 1999.
(2) Includes 16,000 shares that may be purchased upon exercise of options within 60 days of December 31, 1999.
(3) Includes 62,000 shares that may be purchased upon exercise of options within 60 days of December 31, 1999.
(4) Includes 32,000 shares that may be purchased upon exercise of options within 60 days of December 31, 1999.
(5) Includes 18,750 shares that may be purchased upon exercise of options within 60 days of December 31, 1999.
(6) Includes 160,000 shares that may be purchase upon exercise of options within 60 days of December 31, 1999.
(7) Includes 54,500 shares that may be purchased upon exercise of options within 60 days of December 31, 1999.

The Company is not aware of any arrangements that may at a subsequent date result in a change of control of the Company.

                                    DESCRIPTION OF SECURITIES

General

     The authorized capital stock of the Company consists of: 30,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 1,250,000 shares have been designated as 9% Cumulative Convertible Preferred Stock (the "9% Preferred Stock"), 3,200,000 shares have been designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock"), 500 shares have been designated as Series D Convertible Preferred Stock (the "Series D Preferred Stock") and 400 shares have been designated as Series A Convertible Preferred Stock (the "Series A Preferred Stock").

     As of September 30, 1999, there were 15,528,182 shares of Common Stock, 27,500 shares of 9% Preferred Stock, 75,000 shares of Series B Preferred Stock, no shares of Series D Preferred Stock and no shares of Series A Preferred Stock outstanding. As of the same date, investors in the Series A Preferred Stock private placement held warrants to purchase 800,000 shares of Common Stock (the "Series A Warrants"), Vector Securities International, Inc. ("Vector") held warrants to acquire 420,306 shares of Common Stock (the "Vector Warrants") and Swartz Investments, Inc. ("Swartz") and its transferees held warrants to purchase 106,195 shares of Common Stock (the "Swartz Warrants"). Of the Vector Warrants, 363,113 expired unexercised on January 15, 2000. As of September 30, 1999, there were 641 record holders of Common Stock, two record holders of 9% Preferred Stock, two record holders of Series B Preferred Stock, twelve record holders of the Series A Warrants, one record holder of the Vector Warrants and ten record holders of the Swartz Warrants.

     In addition, as of September 30, 1999 the Company had reserved an aggregate of 1,439,497 shares of Common Stock for issuance upon exercise of outstanding stock options held by employees and officers, directors and consultants to the Company, 3,667 shares for issuance upon conversion of the 9% Preferred Stock, 7,359 shares for issuance upon conversion of the Series B Preferred Stock, 800,000 shares for issuance upon exercise of the Series A Warrants, 420,306 shares for issuance upon exercise of the Vector Warrants and 106,195 shares for issuance upon exercise of the Swartz Warrants.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders, including the election of directors. The holders are entitled to receive dividends when, as and if declared by the Board of Directors, in its discretion, out of funds legally available therefor, subject to preferences that may be applicable to any outstanding shares of Preferred Stock. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all of the assets of the Company remaining after payment of liabilities and after payment of any preferential amounts to which holders of shares of the 9% Preferred Stock, the Series B Preferred Stock and any other series of Preferred Stock that may be outstanding in the future, may be entitled. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares of Common Stock when issued will be, fully paid and nonassessable.

Warrants

     In December 1993, in connection with the closing of a private placement of 2,750,000 shares of Common Stock, for which Vector acted as placement agent, the Company issued to Vector a warrant to purchase 274,200 shares of Common Stock at a price of $9.375 per share at any time through November 30, 1998. As consideration for Vector's assistance in reaching the settlement with Alkermes, this warrant was canceled and reissued as a new warrant to purchase 363,113 shares of the Company's Common Stock at $3.47 per share, as adjusted and subject to further adjustment, at any time through January 15, 2000. This warrant expired unexercised on January 15, 2000.

     As consideration for its agreement to provide financial advisory services related to corporate finance transactions and corporate partnering activities, as amended and extended in November 1994, Vector was issued a six-year non-redeemable warrant to purchase 57,193 shares of the Company's Common Stock at $3.06 per share, subject to adjustment under certain circumstances. Warrants to purchase 8,169 shares of the Company's Common Stock vested immediately, and warrants to purchase 24,512 shares of the Company's Common Stock will vest upon the consummation of each strategic alliance, as defined, when and as secured by Vector.

     In connection with the December 1995 private placement of 160 shares of Series C Preferred Stock, the Company issued to the placement agent for the transaction a five-year non-redeemable warrant to purchase 106,195 shares of Common Stock at a price of $2.825 per share subject to adjustment under certain circumstances. The warrants contain cashless exercise provisions and include piggyback registration rights.

     In connection with the June 1997 private placement of 400 shares of Series A Preferred Stock, the Company issued to the eleven participating institutional investors four-year non-redeemable warrants to purchase an aggregate of 800,000 shares of Common Stock at a price of $3.08 per share, subject to adjustment under certain circumstances.

     In connection with the February 1998 restructuring of the note payable to Alkermes, Inc., the Company issued to Alkermes a five-year warrant to purchase 75,000 shares of Common Stock at an exercise price of $1.55 per share, representing the average of the high and low sale prices of Cortex Common Stock as reported on the Nasdaq SmallCap Market on the date of the restructuring.

    In connection with the July 1999 restructuring of the note payable to Alkermes, Inc., the Company agreed to issue to Alkermes a five-year warrant to purchase 100,000 shares of common stock at an exercise price derived from the fair market value of the Company's common stock. In accordance with the restructured terms, in December 1999 the Company agreed to issue to Alkermes a five-year warrant to purchase 50,000 shares of the Company's common stock. The exercise price for this warrant is $0.76 per share, representing the fair market value of the Company common stock for the 30 trading days preceding the issuance date.

Preferred Stock

     The holders of the 9% Preferred Stock are not entitled to vote for the election of directors or upon any other matter presented to the stockholders, except as and to the extent provided by applicable law. The holders of the 9% Preferred Stock are entitled to receive cumulative dividends, from and after June 15, 1989, at the rate of $.09 per share per annum, out of funds legally available therefor, when and as declared by the Board of Directors. Upon any liquidation, dissolution or winding up of the Company, or any merger or consolidation of the Company or other transaction in which more than 50% of the Company's voting power is transferred (except for an issuance of the Company's securities), the holders of the 9% Preferred Stock are entitled to receive an amount equal to $1.00 per share plus accrued and unpaid dividends. The holders of the 9% Preferred Stock are not entitled to share in assets remaining after such preference is satisfied. The Company has the right at any time to redeem the 9% Preferred Stock, in whole or in part, upon not less than 30 days' nor more than 60 days'written notice, at a price of $1.00 per share.

     Each share of 9% Preferred Stock is convertible at any time at the option of the holder thereof into approximately 0.1333 shares of Common Stock, at an effective conversion price of $7.50 per share, subject to adjustment under certain circumstances. Upon conversion of 9% Preferred Stock, accrued and unpaid dividends pertaining thereto do not convert to Common Stock, but rather are credited to additional paid-in capital.

     The holders of Series B Preferred Stock are not entitled to vote for the election of directors or upon any other matter presented to the stockholders, except as and to the extent provided by applicable law. In the event of any liquidation, dissolution, winding-up or other distribution of the assets of the Company, holders of Series B Preferred Stock are entitled to receive, after payment of the full liquidation preference to holders of 9% Preferred Stock, an amount equal to $0.6667 per share of Series B Preferred Stock. The Company has the right to redeem the Series B Preferred Stock for $0.6667 per share. Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof into approximately 0.09812 shares of Common Stock at an effective conversion price of $6.795 per share, subject to adjustment under certain circumstances.



     The Restated Certificate of Incorporation of the Company authorizes the issuance of 5,000,000 shares of Preferred Stock, of which 549,100 shares remain undesignated. The Board of Directors, within the limitations and restrictions contained in the Restated Certificate of Incorporation and without further action by the Company's stockholders, has the authority to issue this undesignated Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. If shares of Preferred Stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares entitled to vote and by the creation of class or series voting rights. In addition, any further issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Other than the shares of 9% Preferred Stock and Series B Preferred Stock, there are no shares of Preferred Stock currently issued and outstanding and the Company has no present plans to issue any additional shares of Preferred Stock or to establish or designate any new series of Preferred Stock.

Transfer Agent and Warrant Agent

     American Stock Transfer and Trust Company, 40 Wall Street, New York, New York, 10005 serves as Transfer Agent for the Common Stock, 9% Preferred Stock and Series B Preferred Stock of the Company.

                                    SELLING STOCKHOLDERS

The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The number of Shares which each Selling Stockholder may offer is as follows:



                                                                    Shares offered
                                       Owned Before Offering(1)      pursuant          Owned After Offering
                                       -----------------------       to this           --------------------
Selling Stockholder                       Shares     Percent         Prospectus         Shares    Percent
-------------------                       -------    -------         ----------         ------    -------


Nelson Partners                                 150,000    1.0          150,000           0          0
Olympus Securities, Ltd.                        150,000    1.0          150,000           0          0
Heracles Fund                                   100,000      *          100,000           0          0
Themis Partners L.P.                            100,000      *          100,000           0          0
MichaelAngelo, L.P.                              30,000      *           30,000           0          0
Raphael, L.P.                                    30,000      *           30,000           0          0
Angelo, Gordon & Co. L.P.                        22,500      *           22,500           0          0
GAM Arbitrage Investments, Inc.                  22,500      *           22,500           0          0
AG Super Fund, L.P.                              15,000      *           15,000           0          0
AG Super Fund International
  Partners, L.P.                                 15,000      *           15,000           0          0
AG Long Term Super Fund, L.P.                    15,000      *           15,000           0          0
Bronnum, Dwight B.                                1,500      *            1,500           0          0
Bury, Lance T.                                    5,000      *            5,000           0          0
Enigma Investments                                3,451      *            3,451           0          0
Hale, Joseph H.                                  13,274      *           13,274           0          0
Hathorn, P. Bradford                              5,000      *            5,000           0          0
Hopkins, Robert L.                                1,500      *            1,500           0          0
Kendrick Family Partnership L.P.                 32,987      *           32,987           0          0
Krusen, Charles                                   8,496      *            8,496           0          0
Peteler, David K.                                 2,000      *            2,000           0          0
Swartz Family Partnership, L.P.                  32,987      *           32,987           0          0
Vector Securities International, Inc.            57,193      *           57,193           0          0
Promethean Investment Group, L.L.C. (2)         150,000(3) 1.0          150,000           0          0
____________________________

  *   Less than one percent

(1) Represents shares of Common Stock that may be acquired upon exercise of warrants.
(2) The Promethean Investment Group L.L.C. is the general partner of Themis Partners L.P., the investment advisor for Heracles Fund and the investment manager of HFTP Investments L.L.C. (collectively, the "Promethean Entities") and consequently has voting control and investment discretion over securities held by the Promethean Entities. Promethean Investment Group L.L.C. and each of the Promethean Entities disclaims beneficial ownership of the Shares beneficially owned by the other Promethean Entities. The Promethean Entities disclaim beneficial ownership of the Shares beneficially owned by Promethean Investment Group L.L.C.
(3) Acquired upon transfer of warrants originally issued to holders of the Series A Preferred Stock.

                                    PLAN OF DISTRIBUTION

     The Company has been advised by each Selling Stockholder that the Selling Stockholder may sell its Shares from time to time in transactions on the OTC Bulletin Board in negotiated transactions, by writing options on the Shares or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom the broker-dealer may act as an agent or to whom they may sell the Shares as a principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions.

     The Selling Stockholders and broker-dealers who act in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and profits on any resale of the Shares as a principal may be deemed to be underwriting discounts and commissions under the Securities Act.


                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

                                    EXPERTS

     The financial statements of Cortex Pharmaceuticals, Inc. at June 30, 1999 and 1998, for each of the two years in the period ended June 30, 1999, and for the period from inception (February 10, 1987) through June 30, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the Financial Statements, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    INDEX TO FINANCIAL STATEMENTS


                                                                                                  Page
                                                                                                --------
Report of Independent Auditors.................................................................    F-2

 Balance Sheets - As of September 30, 1999 (unaudited), June 30, 1999 and
   June 30, 1998...............................................................................    F-3

Statements of Operations - For the three-month periods ended September 30, 1999 and
   1998 (unaudited), the period from inception (February 10, 1987) through September 30,
   1999 (unaudited), the years ended June 30, 1999 and 1998, and the period from inception
   (February 10, 1987) through June 30, 1999...................................................    F-4

Statements of Stockholders' Equity - For the period from
   inception (February 10, 1987) through September 30, 1999 (unaudited as to the three-month
   period ended September 30, 1999)............................................................    F-5

Statements of Cash Flows  For the three-month periods ended September 30, 1999 and
   1998 (unaudited), the period from inception (February 10, 1987) through September 30,
   1999 (unaudited), the years ended June 30, 1999 and 1998, and the period from inception
   (February 10, 1987) through June 30, 1999...................................................   F-10

 Notes to Financial Statements.................................................................   F-11

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Stockholders and Board of Directors
Cortex Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Cortex Pharmaceuticals, Inc. (a development stage enterprise) as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1999 and for the period from inception (February 10, 1987) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cortex Pharmaceuticals, Inc. (a development stage enterprise) at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1999 and for the period from inception (February 10, 1987) through June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company is in the development stage and realization of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Additionally, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to support the Company's cost structure. Accordingly, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                            /s/   Ernst & Young LLP


San Diego, California
July 22, 1999

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
BALANCE SHEETS

                                                              (Unaudited)
                                                       September 30, 1999    June 30, 1999   June 30, 1998
                                                       __________________    _____________   _____________
Assets
Current assets:
 Cash and cash equivalents                                   $    289,271    $    909,337    $  2,124,008
 Other current assets                                              31,501          60,977          71,566
                                                             ------------    ------------    ------------
  Total current assets                                            320,772         970,314       2,195,574

Furniture, equipment and leasehold improvements, net              489,378         531,970         655,419
Other                                                              46,737          46,737          23,853
                                                             ------------    ------------    ------------
                                                             $    856,887    $  1,549,021    $  2,874,846
                                                             ============    ============    ============

Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable                                            $    463,892    $    523,474    $    408,047
 Accrued dividends                                                 23,513          23,513          26,775
 Accrued wages, salaries and related expenses                      63,027          67,497          62,475
 Unearned revenue                                                  93,194          98,584              --
 Current portion of note payable to Alkermes, Inc.                664,472         999,282              --
                                                             ------------    ------------    ------------
  Total current liabilities                                     1,308,098       1,712,350         497,297

Note payable to Alkermes, Inc.                                         --              --         948,253
Redeemable preferred stock:
 Series A convertible preferred stock, $0.001
  par value; $10,000 per share liquidation
  preference; shares authorized: 400; shares
  issued and outstanding: 250 (June 30, 1998)                          --              --       2,460,450
Stockholders' equity:
 9% cumulative convertible preferred stock, $0.001
  par value; $1.00 per share liquidation preference;
  shares authorized: 1,250,000; shares issued and
  outstanding: 27,500 (September 30, 1999 and
  June 30, 1999) and 35,000 (June 30, 1998)                        27,500          27,500          35,000
 Series B convertible preferred stock, $0.001 par
  value; $0.6667 per share liquidation preference;
  shares authorized: 3,200,000; shares issued and
  outstanding: 75,000 (September 30, 1999 and
  June 30, 1999) and 150,000 (June 30, 1998)                       43,405          43,405          86,810
 Common stock, $0.001 par value; shares authorized:
  30,000,000; shares issued and outstanding: 15,528,182
  (September 30, 1999); 15,519,382 (June 30, 1999) and
  10,237,126 (June 30, 1998)                                       15,528          15,519          10,237
 Additional paid-in capital                                    38,814,392      38,811,100      36,276,202
 Deficit accumulated during the development stage             (39,352,036)    (39,060,853)    (37,439,403)
                                                             ------------    ------------    ------------
  Total stockholders' equity                                     (451,211)       (163,329)     (1,031,154)
                                                             ------------    ------------    ------------
                                                              $   856,887    $  1,549,021    $  2,874,846
                                                              ===========    ============    ============

    See accompanying notes.

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
STATEMENTS OF OPERATIONS


                                                                        (Unaudited)
                                                                        Period from                                    Period from
                                               (Unaudited)                inception                                      inception
                                            Three months ended        (February 10,                                  (February 10,
                                               September 30           1987) through       Years ended June 30,       1987) through
                                      -----------------------------   September 30,   ---------------------------         June 30,
                                           1999             1998               1999       1999            1998                1999
                                      --------------    -----------   -------------   ------------    -----------    -------------
Revenues:
 Research and license revenue            $   767,889    $        --    $  7,549,295    $ 3,051,406    $   130,000    $  6,781,406
 Grant revenue                                66,667             --         261,385        100,001             --         194,718
                                         -----------    -----------    ------------    -----------    -----------    ------------
   Total revenues                            834,556             --       7,810,680      3,151,407        130,000       6,976,124
                                         -----------    -----------    ------------    -----------    -----------    ------------

Operating expenses:
 Research and development                    751,800        839,281      30,484,394      3,379,732      4,007,466      29,732,594
 General and administrative                  367,380        354,693      15,113,230      1,401,602      1,584,369      14,745,850
 Settlement with Alkermes, Inc.                   --             --       1,227,977             --             --       1,227,977
                                         -----------    -----------    ------------    -----------    -----------    ------------
   Total operating expenses                1,119,180      1,193,974      46,825,601      4,781,334      5,591,835      45,706,421
                                         -----------    -----------    ------------    -----------    -----------    ------------
Loss from operations                        (284,624)    (1,193,974)    (39,014,921)    (1,629,927)    (5,461,835)    (38,730,297)
Interest income, net                          (6,559)         7,616       1,694,724          8,477        203,875       1,701,283
                                         ------------    -----------    ------------    -----------    -----------    ------------
Net loss before preferred
 stock accretion
 and dividends                           $  (291,183)   $(1,186,358)   $(37,320,197)   $(1,621,450)   $(5,257,960)   $(37,029,014)
                                         -----------    -----------    ------------    -----------    -----------    ------------

Preferred stock accretion
 and dividends:
 Accretion of and dividends
  on 9% Cumulative
   Convertible Preferred Stock                    --             --         610,399          2,475          3,150         610,399
 Imputed dividends for
  Series D Convertible
   Preferred Stock                                --             --         879,672             --             --         879,672
 Imputed dividends for
  Series A Convertible
   Preferred Stock                                --             --       1,012,493             --             --       1,012,493
                                         -----------    -----------    ------------    -----------    -----------    ------------
Net loss applicable to common stock      $  (291,183)   $(1,186,358)   $(39,822,761)   $(1,623,925)   $(5,261,110)   $(39,531,578)
                                         ===========    ===========    ============    ===========    ===========    ============
Weighted average common shares
    outstanding                           15,522,252     10,237,126                     13,407,945      9,575,663
                                         ===========    ===========                    ===========    ===========
Net loss per share                       $     (0.02)   $     (0.12)                   $     (0.12)   $     (0.55)
                                         ===========    ===========                    ===========    ===========

     See accompanying notes.

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                  Unrealized
                                                                                                     loss on
                                                                                                   available      Deficit
                               9%    Series B    Series C    Series D          Addi-                    for   accumulated
                      convertible convertible convertible convertible         tional    Deferred   sale U.S.   during the
                        preferred   preferred   preferred   preferred Common paid-in     compen-  Government  development
                            stock       stock       stock       stock  stock capital      sation  securities        stage   Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
 February 10, 1987
 (date of inception)   $       -- $        -- $        -- $        -- $   -- $      --  $      -- $      --  $       --   $      --
 Sale of 1,420,000
  shares of common
  stock, $0.005
  per share                    --          --          --          --  1,420      5,680        --        --          --       7,100

 Sale of 500,000
  shares of common
  stock, $2.50 per
  share, net of
  expenses                     --          --          --          --    500  1,076,089        --        --          --   1,076,589

 Issuance of 11,000
  shares of common
  stock for services,
  $2.50 per share              --          --          --          --     11     27,489        --        --          --      27,500
 9% preferred stock
  accretion                    --          --          --          --     --         --        --        --      (2,560)     (2,560)

 Net loss                      --          --          --          --     --         --        --        --    (400,193)   (400,193)
                       ---------- ----------- ----------- ----------- ------ ---------- --------- --------- ----------- -----------

Balance,
 June 30, 1988                 --          --          --          --  1,931  1,109,258        --        --    (402,753)    708,436

 Conversion of sub-
  ordinated convert-
  ible note and
  interest payable
  into 83,868 shares
  of common stock,
  $2.50 per share              --          --          --          --     84    209,586        --        --          --     209,670
 Issuance of 500
  shares of common
  stock for services,
  $2.50 per share              --          --          --          --      1      1,249        --        --          --       1,250
 Conversion of 5,000
  shares of 9% pre-
  ferred stock into
  3,333 shares of
  common stock                 --          --          --          --      3     22,903        --        --          --      22,906
 9% preferred stock
  dividends                    --          --          --          --     --    (55,125)       --        --          --     (55,125)

 9% preferred stock
  accretion                    --          --          --          --     --         --        --        --     (32,733)    (32,733)

 Net loss                      --          --          --          --     --         --        --        --  (1,222,517) (1,222,517)
                       ---------- ----------- ----------- ----------- ------ ---------- --------- --------- ----------- -----------


Balance,
 June 30, 1989                 --          --          --          --  2,019  1,287,871        --        --  (1,658,003)   (368,113)


 Initial public
  offering of 660,000
  shares of common
  stock, $10.00 per
  share, net of
  expenses                     --          --          --          --    660  5,244,230        --        --          --   5,244,890
 Redemption of 70,000
  shares of common
  stock, $0.005 per
  share                        --          --          --          --    (70)      (280)       --        --          --        (350)

 9% preferred stock
  dividends                    --          --          --          --     --   (110,250)       --        --          --    (110,250)

 9% preferred stock
  accretion                    --          --          --          --     --         --        --        --     (33,064)    (33,064)

 Net loss                      --          --          --          --     --         --        --        --  (2,187,870) (2,187,870)
                       ---------- ----------- ----------- ----------- ------ ---------- --------- --------- ----------- -----------


Balance,
 June 30, 1990                 --          --          --          --  2,609  6,421,571        --        --  (3,878,937)  2,545,243

 Sale of 3,181,253
  shares of Series B
  convertible pre-
  ferred stock,
  $0.6667 per share,
  net of expenses              --   1,841,108          --          --     --         --        --        --          --   1,841,108
 Conversion of
  182,200 shares of
  9% preferred stock
  into 24,293 shares
  of common stock              --          --          --          --     24    170,039        --        --          --     170,063
 Issuance of compens-
  atory stock options          --          --          --          --     --    330,084  (291,938)       --          --      38,146
 Amortization of de-
  ferred compensation          --          --          --          --     --         --    90,016        --          --      90,016
 9% preferred stock
  dividends                    --          --          --          --     --    (85,653)       --        --          --     (85,653)

 9% preferred stock
  accretion                    --          --          --          --     --         --        --        --     (32,075)    (32,075)

 Net loss                      --          --          --          --     --         --        --        --  (2,593,968) (2,593,968)
                       ---------- ----------- ----------- ----------- ------ ---------- --------- --------- ----------- -----------


Balance,
 June 30, 1991         $       -- $ 1,841,108 $        -- $        -- $2,633 $6,836,041  (201,922)       --  (6,504,980)  1,972,880
                       ---------- ----------- ----------- ----------- ------ ---------- --------- --------- ----------- -----------


     Continued...

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY
(Continued)


                                                         9%       Series B        Series C       Series D
                                                convertible    convertible     convertible    convertible
                                                  preferred      preferred       preferred      preferred         Common
                                                      stock          stock           stock          stock          stock
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1991                          $        --    $ 1,841,108    $         --    $        --    $     2,633

  Sale of 150,000 shares of common stock to
    Alkermes, Inc., $10.00 per share                     --             --              --             --            150
  Conversion of 306,275 shares of 9%
    preferred stock into 40,835 shares of
    common stock                                         --             --              --             --             40
  Conversion of 1,525,003 shares of Series B
    preferred stock into 149,629 shares of
    common stock                                         --       (882,576)             --             --            150
  Issuance of 73,979 shares of common stock
    upon exercise of stock options                       --             --              --             --             74
  Issuance of two shares of common stock
    upon exercise of warrants                            --             --              --             --             --
  Issuance of compensatory stock options                                --              --             --             --
  Forfeiture of compensatory stock options               --             --              --             --             --
  Amortization of deferred compensation                  --             --              --             --             --
  9% preferred stock dividends                           --             --              --             --             --
  9% preferred stock accretion                           --             --              --             --             --
  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1992                                   --        958,532              --             --          3,047

  Conversion of 287,150 shares of 9%
    preferred stock into 38,287 shares of
    common stock                                         --             --              --             --             38
  Conversion of 1,081,250 shares of Series B
    preferred stock into 106,088 shares of
    common stock                                         --       (625,758)             --             --            106
  Redemption of 12,627 shares of common
    stock, $7.65 per share                               --             --              --             --            (12)
  Issuance of 30,789 shares of common stock
    upon exercise of stock options                       --             --              --             --             31
  Issuance of compensatory stock options                 --             --              --             --             --
  Amortization of deferred compensation                  --             --              --             --             --
  9% preferred stock dividends                           --             --              --             --             --
  9% preferred stock accretion                           --             --              --             --             --
  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1993                          $        --    $   332,774    $         --    $        --    $     3,210
                                                -----------    -----------    ------------    -----------    -----------

                                                                                Unrealized
                                                                                   loss on         Deficit
                                                                             available for     accumulated
                                                  Additional                     sale U.S.      during the
                                                     paid-in        Deferred    Government     development
                                                     capital    compensation    securities           stage          Total
                                                ------------    ------------  ------------    ------------    -----------
Balance, June 30, 1991                          $  6,836,041      $(201,922)     $      --    $ (6,504,980)   $ 1,972,880

  Sale of 150,000 shares of common stock to
    Alkermes, Inc., $10.00 per share               1,499,850             --             --              --      1,500,000
  Conversion of 306,275 shares of 9%
    preferred stock into 40,835 shares of
    common stock                                     335,283             --             --              --        335,323
  Conversion of 1,525,003 shares of Series B
    preferred stock into 149,629 shares of
    common stock                                     882,426             --             --              --             --
  Issuance of 73,979 shares of common stock
    upon exercise of stock options                   110,313             --             --              --        110,387
  Issuance of two shares of common stock
    upon exercise of warrants                             27             --             --              --             27
  Issuance of compensatory stock options              24,532        (19,375)            --              --          5,157
  Forfeiture of compensatory stock options          (146,182)       146,182             --              --             --
  Amortization of deferred compensation                   --         58,567             --              --         58,567
  9% preferred stock dividends                       (68,906)            --             --              --        (68,906)
  9% preferred stock accretion                            --             --             --         (23,242)       (23,242)
  Net loss                                                --             --             --      (2,354,770)    (2,354,770)
                                                ------------    -----------    -----------    ------------    -----------
Balance, June 30, 1992                             9,473,384        (16,548)            --      (8,882,992)     1,535,423

  Conversion of 287,150 shares of 9%
    preferred stock into 38,287 shares of
    common stock                                     360,398             --             --              --        360,436
  Conversion of 1,081,250 shares of Series B
    preferred stock into 106,088 shares of
    common stock                                     625,652             --             --              --             --
  Redemption of 12,627 shares of common
    stock, $7.65 per share                           (96,662)            --             --              --        (96,674)
  Issuance of 30,789 shares of common stock
    upon exercise of stock options                    60,915             --             --              --         60,946
  Issuance of compensatory stock options             350,000       (280,000)            --              --         70,000
  Amortization of deferred compensation                   --         36,897             --              --         36,897
  9% preferred stock dividends                       (53,028)            --             --              --        (53,028)
  9% preferred stock accretion                            --             --             --         (16,000)       (16,000)
  Net loss                                                --             --             --        (761,536)      (761,536)
                                                ------------    -----------    -----------    ------------    -----------
Balance, June 30, 1993                          $ 10,720,659      $(259,651)     $      --    $ (9,660,528)   $ 1,136,464
                                                ------------    -----------    -----------    ------------    -----------

      Continued..............

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY
(Continued)


                                                         9%       Series B        Series C       Series D
                                                convertible    convertible     convertible    convertible
                                                  preferred      preferred       preferred      preferred         Common
                                                      stock          stock           stock          stock          stock
------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993                          $        --    $   332,774    $         --    $        --    $     3,210

  Sale of 2,750,000 shares of common stock,
    $5.00 per share, net of expenses                     --             --              --             --          2,750
  Sale of 103,577 shares of common stock,
    $6.40 per share, net of expenses                     --             --              --             --            104
  Conversion of 15,625 shares of 9%
    preferred stock into 2,083 shares of
    common stock                                         --             --              --             --              2
  Conversion of 50,000 shares of Series B
    preferred stock into 4,906 shares of
    common stock                                         --        (28,937)             --             --              5
  Issuance of compensatory stock options                 --             --              --             --             --
  Amortization of deferred compensation                  --             --              --             --             --
  Issuance of 3,401 shares of common stock
    upon exercise of stock options                       --             --              --             --              3
  9% preferred stock dividends                           --             --              --             --             --
  Unrealized loss on available for sale
    U.S. Government securities                           --             --              --             --             --
  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1994                                   --        303,837              --             --          6,074

  Reclassification of unredeemed 9%
    preferred stock                                 370,000             --              --             --             --
  Issuance of warrants to purchase
    265,000 shares of common stock                       --             --              --             --             --
  Adjustment of accrued dividends for
    redemption of 9% preferred stock                     --             --              --             --             --
  Issuance of 11,272 shares of common stock
    upon exercise of stock options                       --             --              --             --             11
  Amortization of deferred compensation                  --             --              --             --             --
  9% preferred stock dividends                           --             --              --             --             --
  Decrease in unrealized loss on available
    for sale U.S. Government securities                  --             --              --             --             --
  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1995                          $   370,000    $   303,837    $         --    $        --    $     6,085
                                                -----------    -----------    ------------    -----------    -----------

                                                                                Unrealized
                                                                                   loss on         Deficit
                                                                             available for     accumulated
                                                 Additional                      sale U.S.      during the
                                                    paid-in         Deferred    Government     development
                                                    capital     compensation    securities           stage           Total
--------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993                          $ 10,720,659      $(259,651)     $      --    $ (9,660,528)   $ 1,136,464

  Sale of 2,750,000 shares of common stock,
    $5.00 per share, net of expenses              12,359,611             --             --              --     12,362,361
  Sale of 103,577 shares of common stock,
    $6.40 per share, net of expenses                 510,707             --             --              --        510,811
  Conversion of 15,625 shares of 9%
    preferred stock into 2,083 shares of
    common stock                                      20,545             --             --              --         20,547
  Conversion of 50,000 shares of Series B
    preferred stock into 4,906 shares of
    common stock                                      28,932             --             --              --             --
  Issuance of compensatory stock options             100,625             --             --              --        100,625
  Amortization of deferred compensation                   --         58,200             --              --         58,200
  Issuance of 3,401 shares of common stock
    upon exercise of stock options                     6,461             --             --              --          6,464
  9% preferred stock dividends                       (39,038)            --             --              --        (39,038)
  Unrealized loss on available for sale
    U.S. Government securities                            --             --       (163,562)             --       (163,562)
  Net loss                                                --             --             --      (4,704,991)    (4,704,991)
                                                ------------    -----------    -----------    ------------    -----------
Balance, June 30, 1994                            23,708,502       (201,451)      (163,562)    (14,365,519)     9,287,881

  Reclassification of unredeemed 9%
    preferred stock                                       --             --             --              --        370,000
  Issuance of warrants to purchase
    265,000 shares of common stock                   232,746             --             --              --        232,746
  Adjustment of accrued dividends for
    redemption of 9% preferred stock                  25,819             --             --              --         25,819
  Issuance of 11,272 shares of common stock
    upon exercise of stock options                    24,023             --             --              --         24,034
  Amortization of deferred compensation                   --         56,092             --              --         56,092
  9% preferred stock dividends                       (33,300)            --             --              --        (33,300)
  Decrease in unrealized loss on available
    for sale U.S. Government securities                   --             --        144,956              --        144,956
  Net loss                                                --             --             --      (6,835,532)    (6,835,532)
                                                ------------    -----------    -----------    ------------    -----------
Balance, June 30, 1995                          $ 23,957,790    $  (145,359)   $   (18,606)   $(21,201,051)   $ 3,272,696
                                                ------------    -----------    -----------    ------------    -----------

       Continued...

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY
(Continued)


                                                         9%       Series B        Series C       Series D
                                                convertible    convertible     convertible    convertible
                                                  preferred      preferred       preferred      preferred         Common
                                                      stock          stock           stock          stock          stock
------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                          $   370,000    $   303,837    $         --    $        --    $     6,085

  Sale of 160 shares of Series C convertible
    preferred stock, $25,000 per share, net
    of expenses                                          --             --       3,576,544             --             --
  Issuance of warrants to purchase 106,195
    shares of common stock                               --             --        (136,654)            --             --
  Conversion of 260,000 shares of 9%
    preferred stock into 34,667 shares of
    common stock                                   (260,000)            --              --             --             35
  Conversion of 375,000 shares of Series B
    preferred stock into 36,793 shares of
    common stock                                         --       (217,027)             --             --             37
  Conversion of 125 shares of Series C
    preferred stock into 1,133,037 shares
    of common stock                                      --             --      (2,687,414)            --          1,133
  Adjustment of accrued dividends for
    conversion of 9% preferred stock                     --             --              --             --             --
  Issuance of 205,878 shares of common stock
    upon exercise of stock options                       --             --              --             --            206
  Amortization of deferred compensation                  --             --              --             --             --
  Reversal of unamortized deferred
    compensation upon resignation of Chief
    Executive Officer                                    --             --              --             --             --
  9% preferred stock dividends                           --             --              --             --             --
  Decrease in unrealized loss on available
   for sale U.S. Government securities                   --             --              --             --             --
  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1996                              110,000         86,810         752,476             --          7,496

  Series A preferred stock imputed dividends             --             --              --             --             --
  Sale of 400 shares of Series D convertible
    preferred stock, $10,000 per share, net
    of expenses                                          --             --              --      3,719,636             --
  Series D preferred stock imputed dividends             --             --              --             --             --
  Conversion of 35 shares of Series C
    convertible preferred stock into
    384,574 shares of common stock                       --             --        (752,476)            --            384
  Conversion of 400 shares of Series D
    convertible preferred stock into
    1,433,437 shares of common stock                     --             --              --     (3,719,636)         1,433
  Issuance of 50,000 shares of common stock
    upon exercise of warrant                             --             --              --             --             50
  Issuance of 30,662 shares of common stock
    upon exercise of stock options                       --             --              --             --             31
  9% preferred stock dividends                           --             --              --             --             --
  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1997                          $   110,000    $    86,810    $         --    $        --    $     9,394
                                                -----------    -----------    ------------    -----------    -----------

                                                                                Unrealized
                                                                                   loss on         Deficit
                                                                             available for     accumulated
                                                 Additional                      sale U.S.      during the
                                                    paid-in        Deferred     Government     development
                                                    capital    compensation     securities           stage         Total
------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                          $23,957,790      $(145,359)      $ (18,606)  $(21,201,051)   $ 3,272,696

  Sale of 160 shares of Series C convertible
    preferred stock, $25,000 per share, net
    of expenses                                          --             --              --             --      3,576,544
  Issuance of warrants to purchase 106,195
    shares of common stock                          136,654             --              --             --             --
  Conversion of 260,000 shares of 9%
    preferred stock into 34,667 shares of
    common stock                                    259,965             --              --             --             --
  Conversion of 375,000 shares of Series B
    preferred stock into 36,793 shares of
    common stock                                    216,990             --              --             --             --
  Conversion of 125 shares of Series C
    preferred stock into 1,133,037 shares
    of common stock                               2,686,281             --              --             --             --
  Adjustment of accrued dividends for
    conversion of 9% preferred stock                128,700             --              --             --        128,700
  Issuance of 205,878 shares of common stock
    upon exercise of stock options                  774,049             --              --             --        774,255
  Amortization of deferred compensation                  --         42,109              --             --         42,109
  Reversal of unamortized deferred
    compensation upon resignation of Chief
    Executive Officer                              (103,250)       103,250              --             --             --
  9% preferred stock dividends                       (9,900)            --              --             --         (9,900)
  Decrease in unrealized loss on available
   for sale U.S. Government securities                   --             --          18,606             --         18,606
  Net loss                                               --             --              --     (4,158,247)    (4,158,247)
                                                -----------    -----------     -----------   ------------    -----------
Balance, June 30, 1996                           28,047,279             --              --    (25,359,298)     3,644,763

  Series A preferred stock imputed dividends      1,012,493             --              --     (1,012,493)            --
  Sale of 400 shares of Series D convertible
    preferred stock, $10,000 per share, net
    of expenses                                          --             --              --             --      3,719,636
  Series D preferred stock imputed dividends        879,672             --              --       (879,672)            --
  Conversion of 35 shares of Series C
    convertible preferred stock into
    384,574 shares of common stock                  752,092             --              --             --             --
  Conversion of 400 shares of Series D
    convertible preferred stock into
    1,433,437 shares of common stock              3,718,203             --              --             --             --
  Issuance of 50,000 shares of common stock
    upon exercise of warrant                        149,950             --              --             --        150,000
  Issuance of 30,662 shares of common stock
    upon exercise of stock options                   93,737             --              --             --         93,768
  9% preferred stock dividends                       (9,900)            --              --             --         (9,900)
  Net loss                                               --             --              --     (4,929,980)    (4,929,980)
                                                -----------    -----------     -----------   ------------    -----------
Balance, June 30, 1997                          $34,643,526    $        --     $        --   $(32,181,443)   $ 2,668,287
                                                -----------    -----------     -----------   ------------    -----------

      Continued..............

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY
(Continued)

                                                         9%       Series B        Series C       Series D
                                                convertible    convertible     convertible    convertible
                                                  preferred      preferred       preferred      preferred         Common
                                                      stock          stock           stock          stock          stock
------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                          $   110,000    $    86,810    $         --    $        --    $     9,394

  Issuance of warrants to purchase 75,000
    shares of common stock                               --             --              --             --             --
  Conversion of 75,000 shares of 9% preferred
    stock into 9,999 shares of common stock         (75,000)            --              --             --             10
  Conversion of 150 shares of Series A
    preferred stock into 832,878 shares of
    common stock                                         --             --              --             --            833
  Adjustment of accrued dividends for
    conversion of 9% preferred stock                     --             --              --             --             --
  9% preferred stock dividends                           --             --              --             --             --
  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1998                               35,000         86,810              --             --         10,237

  Conversion of 7,500 shares
    of 9% preferred stock into 999 shares of
    common stock                                     (7,500)            --              --             --             --
  Conversion of 75,000 shares of Series B
    preferred stock into 7,359 shares of
    common stock                                         --        (43,405)             --             --              7
  Conversion of 250 shares of Series A
    preferred stock into 5,272,398 shares of
    common stock                                         --             --              --             --          5,273
  Adjustment of accrued dividends for
    conversion of 9% preferred stock                     --             --              --             --             --
  9% preferred stock dividends                           --             --              --             --             --
  Issuance of compensatory stock options                 --             --              --             --             --
  Issuance of 1,500 shares of common stock
    upon exercise of stock options                       --             --              --             --              2

  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, June 30, 1999                               27,500         43,405              --             --         15,519
                                                -----------    -----------    ------------    -----------    -----------

  Issuance of 8,800 shares of common stock
    upon exercise of stock options                       --             --              --             --              9

  Net loss                                               --             --              --             --             --
                                                -----------    -----------    ------------    -----------    -----------
Balance, September 30, 1999                     $    27,500    $    43,405    $         --    $        --    $    15,528
                                                ===========    ===========    ============    ===========    ===========

                                                                               Unrealized
                                                                                  gain on         Deficit
                                                                            available for     accumulated
                                                 Additional                     sale U.S.      during the
                                                    paid-in       Deferred     Government     development
                                                    capital   compensation     securities           stage          Total
------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                          $34,643,526      $      --      $      --    $(32,181,443)   $ 2,668,287

  Issuance of warrants to purchase 75,000
    shares of common stock                           34,774             --             --              --         34,774
  Conversion of 75,000 shares of 9% preferred
    stock into 9,999 shares of common stock          74,990             --             --              --             --
  Conversion of 150 shares of Series A
    preferred stock into 832,878 shares of
    common stock                                  1,475,437             --             --              --      1,476,270
  Adjustment of accrued dividends for
    conversion of 9% preferred stock                 50,625             --             --              --         50,625
  9% preferred stock dividends                       (3,150)            --             --              --         (3,150)
  Net loss                                               --             --             --      (5,257,960)    (5,257,960)
                                                -----------    -----------    -----------    ------------    -----------
Balance, June 30, 1998                           36,276,202             --             --     (37,439,403)    (1,031,154)

  Conversion of 7,500 shares
    of 9% preferred stock into 999 shares of
    common stock                                      7,500             --             --              --             --
  Conversion of 75,000 shares of Series B
    preferred stock into 7,359 shares of
    common stock                                     43,398             --             --              --             --
  Conversion of 250 shares of Series A
    preferred stock into 5,272,398 shares of
    common stock                                  2,455,177             --             --              --      2,460,450
  Adjustment of accrued dividends for
    conversion of 9% preferred stock                  5,737             --             --              --          5,737
  9% preferred stock dividends                       (2,475)            --             --              --         (2,475)
  Issuance of compensatory stock options             25,000             --             --              --         25,000
  Issuance of 1,500 shares of common stock
    upon exercise of stock options                      561             --             --              --            563

  Net loss                                               --             --             --      (1,621,450)    (1,621,450)
                                                -----------    -----------    -----------    ------------    -----------
Balance, June 30, 1999                           38,811,100             --             --     (39,060,853)      (163,329)
                                                -----------    -----------    -----------    ------------    -----------
  Issuance of 8,800 shares of common stock
    upon exercise of stock options                    3,292             --             --              --          3,301

  Net loss                                               --             --             --        (291,183)      (291,183)
                                                -----------    -----------    -----------    ------------    -----------
Balance, September 30, 1999                     $38,814,392      $      --      $      --    $(39,352,036)   $  (451,211)
                                                ===========    ===========    ===========    ============    ===========

  See accompanying notes.

Cortex Pharmaceuticals, Inc.
(A development stage  enterprise)
STATEMENTS OF CASH FLOWS



                                                                         (Unaudited)
                                                                         Period from                               Period from
                                                      (Unaudited)         inception                                 inception
                                                   Three months ended    (February 10,                            (February 10,
                                                      September 30,      1987) through    Years ended June 30,    1987) through
                                                ------------------------ September 30, --------------------------    June 30,
                                                   1999         1998        1999           1999           1998         1999
                                                -----------  ----------- ------------- ------------  ------------  -------------
Cash flows from operating activities:
 Net loss                                       $(291,183)  $(1,186,358) $(37,320,197) $ (1,621,450) $ (5,257,960) $(37,029,014)
 Adjustments to reconcile net loss to
   net cash used in operating activities:
     Depreciation and amortization                 46,835        52,607     1,753,238       197,662       201,660     1,706,403
     Settlement with Alkermes, Inc.                  --            --       1,227,977          --            --       1,227,977
     Changes in operating assets/liabilities:
      Accounts payable and accrued expenses       (69,442)       56,273       620,113       219,033       (89,764)      689,555
      Accrued interest on U.S. Govt
       securities                                    --            --        (171,238)         --          (8,709)     (171,238)
      Other current assets                         29,476        42,564       (31,501)       10,589           (36)      (60,977)
      Interest receivable from former
       officer                                       --            --         (19,274)         --            --         (19,274)
     Realized loss on sale of U.S. Govt
      securities                                     --            --          54,317          --            --          54,317
     Stock option compensation expense               --            --         555,809          --            --         555,809
     Stock issued for services                       --            --          28,750          --            --          28,750
     Reduction in note receivable from
     former officer- compensation expense            --            --          22,600          --            --          22,600
     Other                                       (196,922)       12,906        45,220        53,145        88,743       242,142
                                             ------------  ------------  ------------  ------------  ------------  ------------
 Net cash used in operating activities           (481,236)   (1,022,008)  (33,234,186)   (1,141,021)   (5,066,066)  (32,752,950)
                                             ------------  ------------  ------------  ------------  ------------  ------------

Cash flows from investing activities:
 U.S. Government securities-available for sale
   Purchases                                         --            --     (38,823,738)         --      (1,739,995)  (38,823,738)
   Sales                                             --            --      38,940,820          --       1,750,000    38,940,820
 Purchase of fixed assets                          (4,243)       (2,580)   (2,214,092)      (74,213)     (187,235)   (2,209,849)
 Sale of fixed assets                                --            --          10,988          --            --          10,988
 Decrease (increase) in -
   Other assets                                      --            --         (39,870)         --            --         (39,870)
   Note receivable from former officer               --            --        (100,000)         --            --        (100,000)
                                             ------------  ------------  ------------  ------------  ------------  ------------
Net cash used in investing activities              (4,243)       (2,580)   (2,225,892)      (74,213)     (177,230)   (2,221,649)
                                             ------------  ------------  ------------  ------------  ------------  ------------

Cash flows from financing activities:
 Proceeds from issuance of 9% preferred
  stock                                              --            --       1,076,588          --            --       1,076,588
 Redemption of 9% preferred stock                    --            --         (63,750)         --            --         (63,750)
 Payment of 9% preferred stock dividends             --            --        (110,250)         --            --        (110,250)
 Proceeds from issuance of convertible
   preferred stock                                   --            --      13,074,007          --            --      13,074,007
 Proceeds from issuance of common stock             3,301          --      21,926,282           563          --      21,922,981
 Proceeds from subordinated convertible note         --            --         208,333          --            --         208,333
 Principal payments on note payable to
  Alkermes, Inc.                                 (137,888)         --        (337,888)         --        (200,000)     (200,000)
 Principal payments on capitalized leases            --            --         (23,973)         --          (1,499)      (23,973)
                                             ------------  ------------  ------------  ------------  ------------  ------------
 Net cash provided by (used in)
   financing activities                          (134,587)         --      35,749,349           563      (201,499)   35,883,936
                                             ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in cash and cash
 equivalents                                     (620,066)   (1,024,588)      289,271    (1,214,671)   (5,444,795)      909,337
Cash and cash equivalents, beginning of
 period                                           909,337     2,124,008          --       2,124,008     7,568,803          --
                                             ------------  ------------  ------------  ------------  ------------  ------------
Cash and cash equivalents, end of period     $    289,271  $  1,099,420  $    289,271  $    909,337  $  2,124,008  $    909,337
                                             ============  ============  ============  ============  ============  ============

                                                      See accompanying notes.

Cortex Pharmaceuticals, Inc.
(A development stage enterprise)
NOTES TO FINANCIAL STATEMENTS

Period from inception (February 10, 1987) through September 30, 1999

All information as of September 30, 1999, for the three-month periods ended September 30, 1999 and 1998, and for the period from inception (February 10, 1987) through September 30, 1999 is unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2000.

Note 1 -- Business and Summary of Significant Accounting Policies

Business -- Cortex Pharmaceuticals, Inc. (the "Company") was formed to engage in the discovery, development and commercialization of innovative pharmaceuticals for the treatment of neurodegenerative diseases and other neurological and psychiatric disorders. Since its formation in 1987, the Company has been engaged in research and early clinical development activities.

Basis of Presentation; Development Stage Enterprise -- The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. As of September 30, 1999, the Company had an accumulated deficit of $39,352,036, net capital deficiency of $451,211 and negative working capital of $987,326. Due to the Company's recurring losses and net capital deficiency, there can be no assurance that the Company will be able to obtain additional operating capital, which may impact the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets of the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

From inception through September 30, 1999, the Company has generated only modest operating revenues and has incurred losses aggregating $37,320,197. Successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill its research and development activities, and achieving a level of revenue adequate to support the Company's cost structure. There is no assurance that the Company will be successful in these areas.

In January 1999, the Company entered into a research collaboration and exclusive worldwide license agreement with NV Organon ("Organon"), a subsidiary of Akzo Nobel (Note 5). The agreement will enable Organon to develop or commercialize the Company's Ampakine(R) technology for the treatment of schizophrenia and, at Organon's election, for the treatment of depression. The Company is seeking collaborative arrangements with other pharmaceutical companies for other applications of the Ampakine compounds, under which such companies would provide additional capital to the Company in exchange for exclusive or non-exclusive license or other rights to certain of the technologies and products that the Company is developing. Competition for corporate partnering arrangements with major pharmaceutical companies is intense, with a large number of biopharmaceutical companies attempting to arrive at such arrangements. Accordingly, although the Company is in discussions with candidate companies, there is no assurance that an agreement will arise from these discussions in a timely manner, or at all, or that any agreement that may arise from these discussions will successfully reduce the Company's short or longer-term funding requirements.

To supplement its existing resources, the Company may need to raise additional capital through the sale of debt or equity. There is no assurance that such funds will be available on favorable terms, or at all and if additional funds are raised by issuing equity securities, dilution to existing stockholders is likely to result.

Cash Equivalents -- The Company considers all highly liquid short-term investments with maturities of less than three months when acquired to be cash equivalents.

Furniture, Equipment and Leasehold Improvements -- Furniture, equipment and leasehold improvements are recorded at cost and are being depreciated on a straight-line basis over the lesser of their estimated useful lives, ranging from five to ten years, or the life of the lease, as appropriate.

Net Loss per Share -- Net loss per share is computed based on the weighted average number of common shares outstanding and includes preferred stock dividends. Shares issuable upon conversion of preferred stock and upon exercise of outstanding stock options and warrants are not included since the effects would be anti-dilutive. For purposes of computing net loss per share, preferred stock dividends include dividends that actually accrued and `imputed dividends' for preferred stock issued with a nondetachable beneficial conversion feature near the date of issuance. Imputed dividend represents the aggregate difference between the conversion price and the fair market value of the common stock as of the date of issuance of the preferred stock, without regard to the actual date upon which the preferred stock may be converted.

New Accounting Standard -- In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires the reporting of all components of comprehensive income, including net income, in the financial statements in the period in which the components are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments and unrealized gains and losses on investments, shall be reported net of their related tax effect to arrive at comprehensive income. Because comprehensive loss was not different than net loss, adoption of SFAS No. 130 did not have an impact on the Company's financial statements.

Employee Stock Options -- The Company has elected to follow Accounting Principles Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its employee stock options because the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock -Based Compensation" (SFAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. According to APB 25, no compensation expense is recognized since the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

Research and Development Costs -- All costs related to research and development activities are treated as expenses in the period incurred.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications -- Certain previously reported amounts have been reclassified to conform with the June 30, 1999 presentation.

Note 2 -- Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

                                     (Unaudited)
                              September 30, 1999  June 30, 1999  June 30, 1998
                              ------------------------------------------------
Laboratory equipment                 $ 1,217,994    $ 1,216,266    $ 1,168,958
Leasehold improvements                   622,036        622,036        622,036
Furniture and equipment                  112,129        112,129        112,129
Computers and software                   265,428        262,913        236,008
                                     -----------    -----------    -----------
                                       2,217,587      2,213,344      2,139,131
Accumulated depreciation              (1,728,209)    (1,681,374)    (1,483,712)
                                     -----------    -----------    -----------
                                     $   489,378    $   531,970    $   665,419
                                     ===========    ===========    ===========

Note 3 -- Redeemable Preferred Stock

Series A Convertible Preferred Stock ("Series A Preferred") at June 30, 1998 consisted of 250 shares of 400 shares originally issued in a two-tranche private placement in June 1997. The Series A Preferred was convertible at an effective conversion price derived from the lowest of the dollar volume weighted average trading prices of the Company's common stock for each of the five trading days immediately preceding the conversion date ("Average Stock Price"). The effective conversion price was equal to 80% of the Average Stock Price if the Average Stock Price was greater than $2.50 per share at the time of conversion; $2.00 per share if the Average Stock Price was less than $2.50 but greater than $2.10 per share; or 95% of the Average Stock Price if the Average Stock Price was less than or equal to $2.10 per share. The conversion rate was subject to adjustment at the rate of six percent per annum based on the length of the period from issuance of the Series A Preferred until its conversion. As of June 30, 1999, all outstanding shares of Series A Preferred had been converted into an aggregate of 6,105,276 shares of the Company's common stock at effective conversion prices ranging from $0.30 to $2.17 per share of common stock. Imputed dividends of $1,012,493 related to the private placement were recorded for the year ended June 30, 1997.


Note 4 -- Stockholders' Equity

Preferred Stock

The Company has authorized a total of 5,000,000 shares of preferred stock, par value $0.001 per share, of which 1,250,000 shares have been designated as 9% Cumulative Convertible Preferred Stock (non-voting, "9% Preferred"); 3,200,000 shares have been designated as Series B Convertible Preferred Stock (non-voting, "Series B Preferred"); 500 shares have been designated as Series D Convertible Preferred Stock (non-voting, "Series D Preferred"); 400 shares have been designated as Series A Convertible Preferred Stock (non-voting, "Series A Preferred"); and 549,100 shares are presently undesignated and may be issued with such rights and powers as the Board of Directors may designate.

The 9% Cumulative Convertible Preferred Stock as of September 30, 1999, June 30, 1999 and June 30, 1998 consisted of 27,500, 27,500 and 35,000 shares, respectively, of an original 1,250,000 shares of 9% Preferred issued in a 1988 private placement. Each share of 9% Preferred is convertible into approximately
0.1333 shares of common stock at an effective conversion price of $7.50 per share of common stock, subject to adjustment under certain circumstances, such as stock splits or stock dividends. Cash dividends on the 9% Preferred accrue semi-annually on June 15th and December 15th at the rate of $0.09 per share per annum. In order to conserve capital for operations, the Company has elected not to distribute the dividends that have accrued from June 15, 1990. Upon conversion of 9% Preferred, accrued and unpaid dividends are credited to additional paid-in capital. Accrued and unpaid dividends as of September 30, 1999, June 30, 1999 and June 30, 1998 were $23,513, $23,513, and

$26,775, respectively. The Company may redeem the 9% Preferred at any time at a price of $1.00 per share, an amount equal to its liquidation preference, upon not less than 30 nor more than 60 days' notice.

Series B Convertible Preferred Stock as of September 30, 1999, June 30, 1999 and June 30, 1998 consisted of 75,000, 75,000 and 150,000 shares, respectively, of Series B Preferred issued in a May 1991 private placement. Each share of Series B Preferred is convertible into approximately 0.09812 shares of common stock at an effective conversion price of $6.795 per share of common stock, subject to adjustment under certain circumstances such as stock splits or stock dividends. The Series B Preferred may be redeemed by the Company at a price of $0.6667 per share, an amount equal to its liquidation preference, at any time upon 30 days' notice. The liquidation preference of the Series B Preferred is subordinate to that of the 9% Preferred.

Series C Convertible Preferred Stock originally consisted of 160 shares issued in a private placement in December 1995. As of June 30, 1997, all outstanding shares of Series C Preferred had been converted into 1,517,611 shares of common stock. The relative effective conversion prices ranged from $2.33 to $2.83, as computed in accordance with a formula that was indexed to the average bid price of the Company's common shares.

Series D Convertible Preferred Stock originally consisted of 400 shares issued in a three-tranche private placement initiated in October 1996 and completed in February 1997. As of June 30, 1997, all outstanding shares of Series D Preferred had been converted into an aggregate of 1,433,437 shares of the Company's common stock. The effective conversion prices ranged from $2.06 to $3.35 per share, as computed in accordance with a formula that was indexed to the average bid price of the Company's common shares. During the year ended June 30, 1997, imputed dividends aggregating $879,672 were recorded in connection with the three tranches.

Common Stock and Common Stock Purchase Warrants

In connection with the December 1995 private placement of 160 shares of Series C Preferred Stock, the Company issued the placement agent for the transaction a five-year non-redeemable warrant to purchase 106,195 shares of common stock at a price of $2.825 per share, subject to adjustment under certain circumstances. The warrants contain cashless exercise provisions and include piggyback registration rights.

In connection with the June 1997 private placement of 400 shares of Series A Preferred Stock, the Company issued to the eleven participating institutional investors four-year non-redeemable warrants to purchase an aggregate of 800,000 shares of common stock at a price of $3.08 per share, subject to adjustment under certain circumstances.

In connection with the restructuring of the note payable to Alkermes, Inc. (Note
6) in February 1998, the Company issued to Alkermes a five-year warrant to purchase 75,000 share of common stock at an exercise price of $1.547 per share, representing the average of the high and low sale prices of Cortex common stock as of the date of the restructuring.

In connection with the restructuring of the note payable to Alkermes, Inc. (Note
6) in July 1999, the Company agreed to issued to Alkermes a five-year warrant to purchase 100,000 shares of common stock at an exercise price derived from the fair market value of the Company's common stock. In accordance with the restructuring agreement, because the balance of the note and accrued interest were not paid by December 31, 1999, the Company agreed to issue to Alkermes an additional five-year warrant to purchase 50,000 shares of common stock at an exercise price of $0.76 per share. The exercise price for this warrant represents the average of the closing prices reported for the Company's common stock for the 30 trading days preceding December 31, 1999.

As of September 30, 1999, the Company had reserved an aggregate of 3,667 shares of common stock for issuance upon conversion of the outstanding 9% Preferred Stock; 7,359 shares for issuance upon conversion of the Series B Preferred Stock; 1,401,501 shares for issuance upon exercise of warrants; and 1,439,497 shares for issuance upon exercise of outstanding stock options.

Stock Option and Stock Purchase Plans

Employee/Director Option Plan -- The Company's 1989 Incentive Stock Option, Nonqualified Stock Option and Stock Purchase Plan provided for the granting by the Company of options and rights to purchase up to an aggregate of 700,000 shares of the Company's authorized but unissued common stock (subject to adjustment under certain circumstances, such as stock splits, recapitalizations and reorganizations) to directors, officers and other employees of the Company. The exercise price of nonqualified stock options and the purchase price of stock offered under this plan, which terminated February 2, 1999, was at least 85% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options was at least equal to the fair market value of the common stock on the date of grant. As of September 30, 1999 and June 30, 1999, there were no options outstanding under this plan.

Consultant Plan -- The Company's 1989 Special Nonqualified Stock Option and Stock Purchase Plan provided for the granting by the Company of options and rights to purchase up to an aggregate of 400,000 shares of the Company's authorized but unissued common stock (subject to adjustment under certain circumstances, such as stock splits, recapitalizations and reorganizations) to consultants to the Company. The exercise price of nonqualified stock options and the purchase price of stock offered under this plan, which terminated February 2, 1999, was at least 50% of the fair market value of the common stock on the date of grant. As of September 30, 1999 and June 30, 1999, options to purchase an aggregate of 2,000 shares of common stock were outstanding under this plan.

1996 Stock Incentive Plan -- The Company's 1996 Stock Incentive Plan ("1996 Plan") provides for the granting of options and rights to purchase up to an aggregate of 3,298,058 shares of the Company's authorized but unissued common stock (subject to adjustment under certain circumstances, such as stock splits, recapitalizations and reorganizations) to qualified employees, officers, directors, consultants and other service providers. No further options will be granted under the Company's earlier stock option and stock purchase plans. The exercise price of nonqualified stock options and the purchase price of stock offered under the 1996 Plan, which terminates October 25, 2006, must be at least 85% of the fair market value of the common stock of the date of grant. The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. Each non-employee director (other than those who serve on the Board of Directors to oversee an investment in the Company) is automatically granted options to purchase 15,000 shares of common stock upon commencement of service as a director and additional options to purchase 6,000 shares of common stock on the date of each Annual Meeting of Stockholders. Non-employee directors who serve on the Board of Directors to oversee an investment in the Company receive options to purchase 7,500 shares of common stock upon commencement of service as a director and additional options to purchase 3,000 shares of common stock on the date of each Annual Meeting of Stockholders. These nonqualified options have an exercise price equal to 100% of the fair market value of the common stock on the date of grant, have a ten-year term and vest in equal increments of 33-1/3% on the anniversary dates of the dates of grant. As of September 30, 1999 and June 30, 1999, options to purchase an aggregate of 1,437,497 and 1,440,796 shares of common stock, respectively, were outstanding under the 1996 Plan, and an additional 1,858,561 and 807,611 shares of common stock, respectively, were reserved for future option grants.

During the year ended June 30, 1999, the Company restated the exercise price of stock options previously granted to employees, directors and some consultants to the Company. Options to purchase a total of 892,456 shares of the Company's common stock were repriced from a weighted average of $3.88 per share to $0.375 per share, representing the fair market value of the Company's common stock as of the date of the repricing. In accordance with APB 25, no expense was recorded as a result of this repricing. The Financial Accounting Standards Board is currently deliberating the accounting for stock option repricings, and is expected to issue new guidance for such transactions. If new guidance is issued, it may require the Company to record additional expense related to the repricing in prospective financial statements.

As of September 30, 1999 and June 30, 1999, options to purchase an aggregate of 791,117 and 797,417 shares of common stock, respectively, were exercisable under the Company's stock option plans. During the years ended June 30, 1999 and 1998 and the period from inception (February 10, 1987) through June 30, 1999, options to purchase 0, 0, and 261,289 shares of common stock, respectively, were issued to certain directors and officers of the Company with exercise prices below the fair market value of the common stock on the dates of grant. The aggregate difference between the fair market value on the date of grant and the exercise price of the options granted has been recorded as compensation expense over the vesting period of the options. Stock option compensation expense related to these transactions, aggregating $0, $0, $555,809, $0, $0 and $555,809 for the three-month periods ended September 30, 1999 and 1998, and the period from inception (February 10, 1987) through September 30, 1999, the years ended June 30, 1999 and 1998 and the period from inception (February 10, 1987) through June 30, 1999, respectively, has been recorded in the accompanying statements of operations.

Stock option transactions under the Company's stock option plans for each of the two years in the period ended June 30, 1999 are summarized below:

                                                          Weighted average
                                               Number       exercise price
                                              of shares          per share
                                             -----------------------------
        Outstanding as of June 30, 1997         969,179       $       4.25
          Granted                               142,029               2.42
          Exercised                                   0                 --
          Forfeited                            (116,562)              5.00
                                             ----------       ------------
        Outstanding as of June 30, 1998         994,646       $       3.90
          Granted                             1,545,896               0.45
          Exercised                              (1,500)              0.38
          Forfeited                          (1,096,246)              3.63
                                             ----------       ------------
        Outstanding as of June 30, 1999       1,442,796       $       0.42
                                             ==========       ============
        Available for future grant              807,611
                                             ==========

Pro-Forma Information -- The Company has elected to continue accounting for its employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net loss and net loss per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and has been determined as if the Company had accounted for its employee stock plans under the fair value method. The fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for the years ended June 30, 1999 and 1998, respectively: weighted average risk-free interest rates of 5.5% and 5.4%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 186% and 90%; and a weighted average life of 3.0 years and 3.3 years. The estimated weighted average fair value of options granted during the years ended June 30, 1999 and 1998 was $0.40 and $1.48, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized as expense over the vesting period of the options, resulting in the following pro forma information for the years ended June 30, 1999 and 1998:

                                                      June 30,
                                                 1999          1998
                                              ------------------------
        Pro forma net loss before preferred
          stock accretion and dividends       $1,945,558    $5,567,617
        Pro forma net loss applicable to
          common stock                         1,948,033     5,570,767
        Pro forma net loss per share          $    (0.15)   $    (0.58)


The results above are not necessarily indicative of the effects of SFAS 123 on reported net income or loss for future periods as these amounts reflect the related expense for only two years of stock option vesting.

Information regarding stock options outstanding at June 30, 1999 is as follows:

                                                   Options Outstanding                 Options Exercisable
                  ----------------------------------------------------   ---------------------------------
                                             Weighted
                            Number            average         Weighted             Number         Weighted
       Range of        outstanding          remaining          average        exercisable          average
exercise prices   at June 30, 1999   contractual life   exercise price   at June 30, 1999   exercise price
----------------------------------------------------------------------------------------------------------

$0.34   -  0.38            984,600          7.3 years            $0.37            640,417            $0.38
 0.47   -  4.50            458,196          9.6 years             0.58            157,000             0.58
                  ----------------                                       ----------------
                         1,442,796                                                797,417
                  ================                                       ================


Note 5 -- Research and License Agreement with NV Organon

In January 1999, the Company entered into a research collaboration and exclusive worldwide license agreement with NV Organon, a pharmaceutical business unit of Akzo Nobel (The Netherlands). The agreement will enable Organon to develop and commercialize the Company's proprietary Ampakine technology for the treatment of schizophrenia and, upon Organon's election, for the treatment of depression.

In connection with the agreement with Organon, during the year ended June 30, 1999, the Company received an up-front payment of $2,000,000 and research support payments of $1,150,000. In July 1999, the Company received further research support of $762,500. The agreement includes research support payments of up to $3,000,000 per year for two years (subject to Cortex providing agreed-upon levels of research), milestone payments, plus royalty payments on worldwide sales.

Note 6 -- Note Payable to Alkermes, Inc.

In January 1992, the Company entered into an agreement with Alkermes, Inc. ("Alkermes") for the development, clinical testing and commercialization of the Company's calpain inhibitor products (the "Alkermes Agreement"). In connection with the Alkermes Agreement, the Company granted Alkermes an exclusive worldwide license to commercialize calpain inhibitor products for the prevention and treatment of acute and chronic neurodegenerative diseases and disorders of the central and peripheral nervous systems. The Company received an aggregate of $3,600,000 in research payments under the Alkermes Agreement during the fiscal years ended June 30, 1992 and 1993.

In November 1993, Alkermes filed an action alleging that the Company had breached the Alkermes Agreement by developing calpain inhibitors for cerebral vasospasm. In October 1995, the Company and Alkermes agreed to a settlement of the dispute. Alkermes agreed to dismiss its action against the Company and to relinquish all rights previously granted them by the Company, as well as rights to related technologies developed by Alkermes. In connection with the settlement, the Company issued to Alkermes a $1,000,000 three-year promissory note accruing interest semi-annually at the federal funds rate. The Company also committed to pay Alkermes a graduated royalty on calpain inhibitor development proceeds, as defined and subject to certain limitations.

In February 1998, the terms of the note were restructured to include a principal payment of $200,000 upon signing of the new agreement. The balance of the note and accrued interest was payable in October 1999 or upon the consummation of a corporate partnership between Cortex and a larger pharmaceutical company, whichever was earlier. In connection with the restructuring agreement, the Company issued to Alkermes a five-year warrant to purchase 75,000 shares of common stock at an exercise price of $1.55 per share, representing the average of the high and low sale prices of Cortex common stock as of the date of the restructuring. With the signing of the license agreement with NV Organon (Note
5), the note and accrued interest became due and payable.

In July 1999, Alkermes agreed to restructure the terms of the note to include a principal and interest payment of $250,000 and monthly payments of $50,000 from August 1999 through January 2000. The balance of the note and accrued interest are due and payable on or before February 28, 2000. Interest on the unpaid balance accrues at a 1% to 3% premium to the prime lending rate, based upon the date of payment. In connection with this restructuring agreement, the Company agreed to issue to Alkermes a five-year warrant to purchase 100,000 shares of common stock at an exercise price derived from the fair market value of the Company's common stock. In accordance with the restructuring agreement, because the balance of principal and accrued interest was not paid by December 31, 1999, Cortex has agreed to issue to Alkermes another five-year warrant to purchase 50,000 shares of common stock at a price per share of $0.76. This exercise price is derived from the average of the closing sale prices reported for the Company's common stock for the 30 trading days preceding December 31, 1999.

If the Company needs to extend the due date of the note, it has agreed to issue to Alkermes another five-year warrant to purchase 50,000 shares of Cortex common stock. The exercise price for this warrant will be derived from the fair market value of the stock as of February 28, 2000. If the due date is extended, the Company agrees to continue to pay Alkermes $50,000 per month, with the balance of the note and accrued interest due May 31, 2000.

Note 7 -- Commitments

The Company leases its offices and research laboratories under an operating lease that expires May 31, 2004. Rent expense under this lease for the three-month periods ended September 30, 1999 and 1998, the period from inception (February 10, 1987) through September 30, 1999, the years ended June 30, 1999 and 1998 and the period from inception (February 10, 1987) through June 30, 1999 was $58,000, $55,000, $2,191,000, $260,000, $234,000 and $2,133,000,
respectively. Commitments under the lease for the years ending June 30, 2000, 2001, 2002, 2003 and 2004 are $255,000, $310,000, $353,000, $368,000 and
$356,000, respectively.

As of June 30, 1999, the Company was obligated to an executive officer under an employment agreement expiring in May 2000. The agreement involves annual salary payments aggregating $220,000 and provides for bonuses under certain circumstances. Additionally, in the event that the Company commercializes a compound developed by or under the supervision of one of its senior scientific employees, the Company may be obligated to pay the employee a royalty based on net sales, as defined and subject to adjustment, of products containing the compound. As of June 30, 1999, the Company was committed under scientific consulting and external research agreements to annual payments aggregating approximately $672,000.

The Company has entered agreements with an academic institution that provide the Company exclusive rights to certain of the technologies that the Company is developing. Under the terms of the agreements, the Company is committed to royalty payments. These payments include minimum annual royalties of $90,000 for the year ending June 30, 2000 and for each year thereafter for the remaining life of the patents covering the subject technologies. The agreements also commit the Company to pay up to an additional $875,000 upon achieving certain clinical testing and regulatory approval milestones, as well as a portion of certain remuneration received by the Company in connection with sublicensing agreements that the Company may enter into.

Note 8 -- Related Party Transactions

During the years ended June 30, 1999 and 1998, and the period from inception (February 10, 1987) through June 30, 1999, the Company paid or accrued scientific and other consulting fees to stockholders aggregating $78,417, $88,000 and $1,184,974, respectively. Under certain circumstances, the Company is obligated to make royalty payments to certain of its scientific consultants, some of whom are stockholders, and to one employee, upon successful commercialization of certain of its products by the Company or its licensees.

In connection with its services as placement agent in the 1993 private placement of 2,750,000 shares of common stock, Vector was paid a fee of $1,096,800 and was issued a five-year non-redeemable warrant to purchase 274,200 shares of the Company's common stock at $9.375 per share. In connection with Vector's assistance in reaching the settlement with Alkermes (Note 6), this warrant was canceled and reissued as a new warrant to purchase 363,113 shares of the Company's common stock at $3.47 per share, as adjusted and subject to further adjustment, at any time through January 15, 2000. The value of this new warrant was computed utilizing the Black-Scholes option pricing model, and was recorded with the expense of the settlement with Alkermes in the accompanying statement of operations. This warrant expired unexercised.

As consideration for its agreement to provide financial advisory services, as amended and extended in November 1994, Vector was paid a retainer of $50,000 and was issued a six-year non-redeemable warrant to purchase 57,193 shares of the Company's common stock at $3.06 per share, subject to adjustment under certain circumstances. Warrants to purchase 8,169 shares of the Company's common stock vested immediately, and warrants to purchase 24,512 shares of the Company's common stock vest upon the consummation of each strategic alliance when and as secured by Vector.

Note 9 -- Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. As of June 30, 1999, the Company had federal and California tax net operating loss carryforwards of approximately $34,459,000 and $4,131,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California franchise tax purposes and the fifty percent limitation on California loss carryforwards. The California tax loss carryforwards will continue to expire in 1999 (approximately $701,000 expired in 1998), while the federal carryforwards begin expiring in 2004. The Company also has federal and California research and development tax credit carryforwards totaling $1,154,000 and $440,000, respectively, which will begin to expire in 2004.

Utilization of the net operating loss and tax credit carryforwards from the tax years ended on or before June 30, 1992 is subject to an annual limitation of approximately $1,500,000, due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. If there should be future changes of ownership, these annual limitations for utilization of net operating loss and tax credit carryforwards may become more restrictive. Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period since the last ownership change.

Significant components of the Company's deferred tax assets as of June 30, 1999 and June 30, 1998 are shown below. The valuation allowance related to deferred tax assets is $15,629,000 and $15,413,000 for the years ended June 30, 1999 and 1998, respectively. The increase in the valuation allowance for the year ended June 30, 1999 of $216,000 is primarily due to additional reserves required for new deferred tax assets.

Deferred tax assets:

                                                                     June 30,
                                                               1999            1998
                                                           ----------------------------
          Net operating loss carryforwards                 $ 12,299,000    $ 11,727,000
          Capital loss carryforwards                             22,000          23,000
          Research and development credits                    1,436,000       1,336,000
          Capitalized research and development costs          1,309,000       1,801,000
          Settlement with Alkermes, Inc.                        407,000         406,000
          Depreciation                                           88,000          83,000
          Other-net                                              68,000          37,000
                                                           ------------    ------------
          Net deferred tax assets                            15,629,000      15,413,000
                                                           ------------    ------------
          Valuation allowance for deferred tax assets       (15,629,000)    (15,413,000)
                                                           ------------    ------------
          Total deferred tax assets                        $         --    $         --
                                                           ============    ============

No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute any offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                               ===============

                              TABLE OF CONTENTS
                                                               Page

Prospectus Summary.............................................   3
Risk Factors...................................................   5
Use of Proceeds................................................   9
Price Range of Common Stock....................................  10
Dividend Policy................................................  11
Capitalization.................................................  11
Selected Financial Data........................................  12
Management's Discussion and Analysis of Financial Condition
 and Results of Operations.....................................  14
Business.......................................................  18
Management.....................................................  26
Certain Transactions...........................................  32
Principal Stockholders.........................................  33
Description of Securities......................................  34
Selling Stockholders...........................................  37
Plan of Distribution...........................................  38
Legal Matters..................................................  38
Experts........................................................  38
Index to Financial Statements.................................. F-1
Report of Independent Auditors................................. F-2
Financial Statements........................................... F-3

                               ===============


                               963,388 SHARES


                         CORTEX PHARMACEUTICALS, INC.

                                 COMMON STOCK


                               ===============

                                  PROSPECTUS

                               ===============





                              February 10, 2000